As filed with the Securities and Exchange Commission on September 28, 2001.
                                            Commission File Nos. 333-_______
                                                                 811-08664

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          [X]

Pre-Effective Amendment No.                                     [    ]

Post-Effective Amendment No.                                    [    ]

                                                       and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 18                                                  [X]

                      Jackson National Separate Account - I
                           (Exact Name of Registrant)

                     Jackson National Life Insurance Company
                               (Name of Depositor)

                    1 Corporate Way, Lansing, Michigan 48951
              (Address of Depositor's Principal Executive Offices)

        Depositor's Telephone Number, including Area Code: (517) 381-5500

                                Susan Rhee, Esq.
                     Jackson National Life Insurance Company
                                 1 Corporate Way
                                Lansing, MI 48951
                     (Name and Address of Agent for Service)

                                    Copy to:
                              W. Randolph Thompson
                                 Jorden Burt LLP
                                 Suite 400 East
                           Washington, D.C. 20007-0805

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this filing. Calculation of Registration Fee under the Securities Act of 1933:

Registrant  is  registering  an  indefinite   number  of  securities  under  the
Securities Act of 1933 pursuant to Investment  Company Act Rule 24f-2.

Title of Securities Being Registered: Variable Portion of Individual and Group Deferred Variable Annuity Contracts

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                      JACKSON NATIONAL SEPARATE ACCOUNT - I
                     REFERENCE TO ITEMS REQUIRED BY FORM N-4

N-4 Item                                             Caption in Prospectus or
                                                     Statement of Additional
                                                     Information relating to
                                                     each Item


Part A.  Information Required in a Prospectus        Prospectus

1.       Cover Page                                  Cover Page

2.       Definitions                                 Not Applicable

3.       Synopsis                                    Key Facts; Fee Table

4.       Condensed Financial Information             Not Applicable


5.       General Description of Registrant,          Jackson National; The
         Depositor and Portfolio Companies           Separate Account;
                                                     Investment Divisions

6.       Deductions and Expenses                     Contract Charges

7.       General Description of Variable             The Annuity Contract;
         Annuity Contracts                           Purchases; Transfers;
                                                     Access To Your Money;
                                                     Income Payments (The
                                                     Income Phase); Death
                                                     Benefit; Other
                                                     Information

8.       Annuity Period                              Income Payments (The
                                                     Income Phase)

9.       Death Benefit                               Death Benefit

10.      Purchases and Contract Value                Purchases

11.      Redemptions                                 Access To Your Money

12.      Taxes                                       Taxes; Additional Tax
                                                     Information

13.      Legal Proceedings                           Other Information

14.      Table of Contents of the Statement of       Table of Contents of
         Additional Information                      Statement of Additional
                                                     Information

Part B.  Information Required in Statement of        Statement of
         Additional Information                      Additional Information

15.      Cover Page                                  Cover Page

16.      Table of Contents                           Table of Contents

17.      General Information and History             General Information
                                                     and History

18.      Services                                    Services

19.      Purchase of Securities Being Offered        Purchase of Securities
                                                     Being Offered

20.      Underwriters                                Underwriters

21.      Calculation of Performance Data             Calculation of
                                                     Performance

22.      Annuity Payments                            Net Investment
                                                     Factor

23.      Financial Statements                        Financial Statements

Part C.

Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

Explanatory Note

This Registration Statement contains 33 Series of the JNL Series Trust and 1 Series of the JNL Variable Fund LLC. The Registrant undertakes to update this Explanatory Note, as needed, each time a Post-Effective Amendment is filed.

                           PERSPECTIVE II (Registered)
                           FIXED AND VARIABLE ANNUITY
                                    ISSUED BY
                   JACKSON NATIONAL LIFE INSURANCE COMPANY AND
                       JACKSON NATIONAL SEPARATE ACCOUNT I

     The CONTRACTS offered in this prospectus are the variable portions of individual and group, flexible premium, fixed and variable deferred annuity contracts, with:

>> 7 FIXED ACCOUNTS, including 4 Guaranteed Fixed Accounts (with guaranteed periods of 1,3,5 and 7 years), 2 DCA+ Fixed Accounts (used for certain dollar cost averaging transfers), and an Indexed Fixed Option, each of which offers a minimum interest rate that is guaranteed by Jackson National Life Insurance Company ("we" or "us");

>> 34 INVESTMENT DIVISIONS of Jackson National Separate Account I (the "Separate Account") each of which purchases shares of one Series of JNL Series Trust or JNL Variable Fund LLC, mutual funds with a full range of investment objectives;

>> A BASE CONTRACT designed to facilitate your RETIREMENT SAVINGS or other long-term investment purposes by permitting you to:

     o accumulate savings for your retirement on a TAX-DEFERRED BASIS during the ACCUMULATION PHASE on a fixed, variable, or fixed and variable basis;

     o receive income payments in the INCOME PHASE on a fixed, variable, or fixed and variable basis;

     o protect your retirement savings if you die before the income phase with a DEATH BENEFIT that will never be less than the total premiums (minus withdrawals, charges and taxes) you have paid us; and

     o have significant ACCESS TO YOUR CONTRACT VALUES without incurring a withdrawal charge in the event of certain serious health-related emergencies.

>> A variety of OPTIONAL FEATURES that, for additional charges, give you the flexibility to add additional benefits to your base contract, according to your personal preferences, including:

     o    4 types of OPTIONAL DEATH BENEFITS;

     o 4 types of "CONTRACT ENHANCEMENTS" (under which we credit your contract values with 2%, 3%, 4% or 5% of each premium payment you make in the first contract year);

     o a GUARANTEED MINIMUM INCOME BENEFIT (that guarantees a minimum fixed income benefit under certain life contingent options after a period of at least 10 contract years, subject to specific conditions);

     o    a  SHORTENED   WITHDRAWAL  CHARGE  PERIOD  (5  years  instead  of  the
          Contract's usual 7 year period); and

     o a 20% ADDITIONAL FREE WITHDRAWAL FEATURE (that permits you greater access to your contract values without a withdrawal charge).

EXPENSES FOR A CONTRACT WITH A CONTRACT ENHANCEMENT WILL BE HIGHER THAN THOSE FOR A CONTRACT WITHOUT A CONTRACT ENHANCEMENT AND IN SOME CASES THE AMOUNT OF A CONTRACT ENHANCEMENT MAY BE MORE THAN OFFSET BY THOSE EXPENSES.

PLEASE READ THIS PROSPECTUS BEFORE YOU PURCHASE A CONTRACT. IT CONTAINS IMPORTANT INFORMATION ABOUT THE CONTRACT THAT YOU SHOULD KNOW BEFORE INVESTING. YOU SHOULD KEEP THIS PROSPECTUS FOR FUTURE REFERENCE.

To learn more about the Perspective II Fixed and Variable Annuity, you can obtain a free copy of the Statement of Additional Information (SAI) dated _____________, 2001, by calling us at (800) 766-4683 or by writing us at:
Annuity Service Center, P.O. Box 378002, Denver, Colorado 80237-8002. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of this prospectus. The Table of Contents of the SAI appears at the end of this prospectus. The SEC maintains a website (http://www.sec.gov) that contains the SAI, material incorporated by reference and other information regarding registrants that file electronically with the SEC.

  THE SEC HAS NOT APPROVED OR DISAPPROVED THE PERSPECTIVE II FIXED AND VARIABLE ANNUITY OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. IT IS A CRIMINAL OFFENSE
                            TO REPRESENT OTHERWISE.
              NOT FDIC INSURED * MAY LOSE VALUE * NO BANK GUARANTEE

     "Perspective II," "JNL(Registered)", "Jackson National(Registered)" and "Jackson National Life(Registered)" are trademarks of Jackson National Life Insurance Company.

                                __________, 2001





                                TABLE OF CONTENTS

KEY FACTS................................................................................................................1
FEE TABLE................................................................................................................3
THE ANNUITY CONTRACT.....................................................................................................9
JACKSON NATIONAL.........................................................................................................9
THE FIXED ACCOUNTS.......................................................................................................9
THE SEPARATE ACCOUNT....................................................................................................10
INVESTMENT DIVISIONS....................................................................................................10
CONTRACT CHARGES........................................................................................................16
PURCHASES...............................................................................................................20
TRANSFERS...............................................................................................................22
ACCESS TO YOUR MONEY....................................................................................................23
INCOME PAYMENTS (THE INCOME PHASE)......................................................................................25
DEATH BENEFIT...........................................................................................................28
TAXES...................................................................................................................32
OTHER INFORMATION.......................................................................................................35
TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION................................................................37
APPENDIX A..............................................................................................................A-1
APPENDIX B............................................................................................................. A-2

                                    KEY FACTS

THE ANNUITY CONTRACT

     Your Contract permits you to accumulate your contract values

     o on a fixed basis through allocations to one of our fixed accounts (the "Fixed Accounts"), including four Guaranteed Fixed Accounts (with guaranteed periods of 1, 3, 5, or 7 years), two DCA+ Fixed Accounts (used in connection with certain dollar cost averaging transfers) and an Indexed Fixed Option (with a minimum guaranteed return and additional possible returns based on the performance of the S&P 500 Index), or

     o on a variable basis, by allocations to one or more of the investment divisions of our Separate Account (the "Investment Divisions"). (We refer to the Fixed Accounts and the Investment Divisions together as "Allocation Options.") Regardless of which Allocation Option(s) you select, investment earnings on your premiums will be tax deferred. Your Contract is intended to help you save for your retirement or other long-term investment purposes and provides for a death benefit during the accumulation phase (when you make premium payments to us) and a variety of income options during the income phase (when we make income payments to you). We generally will not issue a Contract to anyone over age 90.

--------------------------------------------------------------------------------
OPTIONAL FEATURES

     Optional features of your Contract include:

     o an Earnings Protection Benefit Endorsement (a form of optional death benefit that may add up to 40% of your Contract's earnings to the death benefit otherwise payable at your death) (not available for individual retirement accounts ("IRAs") at this time;

     o three types of optional death benefit endorsement (you may select only one of these three optional death benefits) that permit you to protect your Contract's minimum death benefit values and/or to protect all or a portion of any investment gains under your Contract from subsequent investment losses (not available for IRAs at this time);

     o a Contract Enhancement Endorsement (a credit to your contract value from our general account equal to 2%, 3%, 4% or 5% of your premium payments in the first contract year);

     o a Guaranteed Minimum Income Benefit (guarantees a minimum fixed income benefit under certain life contingent options after a period of at least 10 contract years, subject to specific conditions, regardless of the Allocation Option(s) you select during the accumulation phase);

     o    a  20%  Additional  Free  Withdrawal   endorsement  (20%  of  premiums
          (excluding premium in the Indexed Fixed Option) still subject to a withdrawal charge minus earnings during each contract year); and

     o    a  five-year   withdrawal  charge  period  endorsement   (reduces  the
          withdrawal charge applicable through the fifth contribution year and eliminates it in years six and seven).

     These optional features may not be available in your state.

--------------------------------------------------------------------------------
ALLOCATION OPTIONS

     You may  not  allocate  your  contract  values  to  more  than  18  options
     (Investment Divisions and Fixed Accounts ), at any one time. Each Investment Division invests in a single Series (investment portfolio) of an underlying mutual fund.

--------------------------------------------------------------------------------
PURCHASES

     Under most circumstances, you must make an initial premium payment of at least $5,000 ($2,000 for a qualified plan contract). You are permitted to make subsequent premium payments at any time during the accumulation phase. Each subsequent payment must be at least $500 ($50 under an automatic payment plan). The Indexed Fixed Option has initial and subsequent allocation minimums of $5000. The Investment Divisions and Guaranteed Fixed Accounts have initial and subsequent allocation minimums of $100.

--------------------------------------------------------------------------------
ACCESS TO YOUR MONEY

     You can withdraw all or a portion of your contract values during the accumulation phase. Withdrawals may be subject to a withdrawal charge. You may also have to pay taxes and a tax penalty on money you withdraw.

--------------------------------------------------------------------------------
INCOME PAYMENTS

     You may choose to receive regular income payments from us (most typically, when you retire). During this "income phase," you have the same variable allocation options as during the accumulation phase.

--------------------------------------------------------------------------------
DEATH BENEFIT

     If you die before moving to the income phase, the person you have chosen as your beneficiary will receive a death benefit of at least the greater of your contract value on the date we receive proof of death and completed claim forms from your beneficiary or the total premiums you have paid since your Contract was issued minus prior withdrawals (including any applicable charges and adjustments), annual contract maintenance charges, transfer charges, any applicable charges due under any optional endorsement and premium taxes. If you select the Earnings Protection Benefit Endorsement, the death benefit may be enhanced if there is positive investment performance, and if you select one of the three optional death benefit endorsements, the death benefit may be protected from poor investment performance.
     ---------------------------------------------------------------------------
     Free Look If you cancel your Contract within ten days after receiving it (or any longer period required in your state), we will return to you the amount your Contract is worth on the day we receive your request minus any Contract Enhancement recapture charge. This may be more or less than your original payment. If required by your state, we instead will return your premium.

--------------------------------------------------------------------------------
TAXES

     Under the Internal Revenue Code you generally will not be taxed on the earnings on your contract value until you make a withdrawal (this is referred to as tax-deferral). There are different rules as to how you will be taxed depending on how you take the money out and whether your Contract is non-qualified or purchased as part of a qualified plan. Earnings are taxed as ordinary income when withdrawn and, if withdrawn prior to age 59
     1/2,       may      be      subject       to      a      tax       penalty.
     ---------------------------------------------------------------------------

EXPENSES

     Your Contract has insurance features and investment features, and there are costs related to each. Each Series has its own expenses. The Contract's charges and Series expenses are described in the following Fee Table:

                                    FEE TABLE

Owner Transaction Expenses
        WITHDRAWAL CHARGE (as a percentage of premium payments):
        Completed Years Since Receipt of       0       1       2       3       4       5      6       7+
        Premium(1)
        Withdrawal Charge                      8.5%    8%      7%      6%      5%      4%     2%      0
        Withdrawal Charge if Five-Year
             Period is elected                 8%      7%      6%      4%      2%      0      0       0

        CONTRACT ENHANCEMENT RECAPTURE CHARGE (AS A PERCENTAGE OF FIRST YEAR
        PREMIUM PAYMENTS IF AN OPTIONAL CONTRACT ENHANCEMENT IS SELECTED)
        Completed Years Since Receipt of      0      1        2         3          4         5          6       7+
        Premium(2)
        Recapture Charge (2% Credit)         2%     2%      1.25%     1.25%      0.5%        0          0       0
        Recapture Charge (3% Credit)         3%     3%         2%        2%        2%        1%        1%       0
        Recapture Charge (4% Credit)         4%     4%       2.5%       2.5%     2.5%     1.25%     1.25%       0
        Recapture Charge (5% Credit)         5%     5%      3.25%      3.25%    3.25%      1.5%      1.5%       0

  TRANSFER CHARGE:  $25 for each transfer in excess of 15 in a contract year(3)
  ANNUAL CONTRACT MAINTENANCE CHARGE:   $35(4)
  GUARANTEED MINIMUM INCOME BENEFIT ("GMIB"): .40% of GMIB Benefit Base(5) COMMUTATION FEE (6) An amount equal to the difference between the present value of any remaining guaranteed payments (as of the date of calculation) calculated using a discount rate that is (a) equal to the rate assumed in calculating the initial income payment and (b) a rate no more than 1% higher than (a).

SEPARATE ACCOUNT ANNUAL EXPENSES (AS AN ANNUAL PERCENTAGE OF AVERAGE DAILY ACCOUNT VALUE)
         BASE CONTRACT CHARGES
         MORTALITY AND EXPENSE RISK CHARGES                       1.00%
         ADMINISTRATION CHARGE                                    .15%
         TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES
         (WITH NO OPTIONAL BENEFITS)                              1.15%
________________________

     1 Withdrawal charges are deducted on the income date if that date is within one year of the issue date, upon partial withdrawals in excess of free withdrawal amounts, and upon total withdrawals.

     2 Any applicable Contract Enhancement recapture charges are deducted at the income date as well as on partial withdrawals in excess of free withdrawal amounts and upon total withdrawals.

     3 Dollar cost averaging transfers and rebalancing transfers do not count against the 15 free transfers.

     4 This charge is only imposed if your contract value is less than $50,000 on the date when the charge is assessed.

     5 On a calendar quarter basis, the charge is .10% of the GMIB Benefit Base. This charge is deducted each calendar quarter and upon termination of the GMIB from the Investment Divisions and the Guaranteed Fixed Accounts on a pro-rata basis. When it is deducted from the Investment Divisions, it is not a part of unit value calculations but rather is normally deducted by means of a cancellation of units. The GMIB Benefit Base is an amount equal to the greater of: (1) premiums (net of premium taxes) plus Contract Enhancements, minus withdrawals and related charges and adjustments, minus annual contract maintenance charges, transfer charges and charges due under any optional endorsement, minus taxes incurred, compounded at an annual interest rate of 6% from the issue date until the earlier of the annuitant's 80th birthday or the date the GMIB is exercised or (2) the greatest contract value on any contract anniversary prior to the Annuitant's 81st birthday, minus any withdrawals and related charges and adjustments subsequent to that contract anniversary, plus any premium paid (net of premium taxes) subsequent to that anniversary, minus annual contract maintenance charges, transfer charges and charges due under any optional endorsement subsequent to that contact anniversary minus taxes deducted subsequent to that contract anniversary. The GMIB Benefit Base is limited to 200% of premiums paid (net of any applicable premium taxes and excluding premiums paid in the 12 months prior to the date the GMIB is exercised); minus any withdrawals (including related charges and excess interest adjustments); minus annual contract maintenance charges, transfer charges and any applicable charges due under any optional endorsement; and minus taxes incurred since that Contract was issued.

     6 This only applies to a withdrawal under income option 4 or a lump-sum payment to a beneficiary under income option 3. The proceeds received will be reduced by the commutation fee.

         Charges for Optional Endorsements
          Earnings Protection Benefit                              .30%
         Optional Death Benefit                                    .25%(7)
         20% Additional Free Withdrawal                            .30%
         Five-Year Withdrawal Charge Period                        .30%
         Contract Enhancement (2% Credit)                          .40%(8)
         Contract Enhancement (3% Credit)                          .425%(9)
         Contract Enhancement (4% Credit)                          .57%(9)
         Contract Enhancement (5% Credit)                          .71%(9)
         Total Separate Account Annual Expenses
         (with Maximum Optional Endorsements without the GMIB)    2.70%



Series Annual Expenses
(as an annual percentage of the Series' average daily net assets)


-----------------------------------------------------------------      Management       Estimated
                                                                          and          Distribution                Total Series
Series Name                                                          Administrative      (12b-1)        Other         Annual
                                                                         Fee(10)          Fees(11)    Expenses       Expenses
------------------------------------------------------------------ ------------------- ------------- ------------ ---------------
AIM/JNL Large Cap Growth Series                                         1.10%             .01%(12)        0%            1.11%
------------------------------------------------------------------
AIM/JNL Small Cap Growth Series                                         1.15%             .01%(12)        0%            1.16%
------------------------------------------------------------------
AIM/JNL Value II Series                                                 1.05%             .01%(12)        0%            1.06%
------------------------------------------------------------------
Alger/JNL Growth Series                                                 1.07%             .02%            0%            1.09%
------------------------------------------------------------------
Alliance Capital/JNL Growth Series                                       .87%             .02%            0%             .89%
------------------------------------------------------------------
Eagle/JNL Core Equity Series                                             .97%             .04%            0%            1.01%
------------------------------------------------------------------
Eagle/JNL SmallCap Equity Series                                        1.05%             .02%            0%            1.07%
------------------------------------------------------------------
Janus/JNL Aggressive Growth Series                                       .98%             .01%            0%             .99%
------------------------------------------------------------------
Janus/JNL Balanced Series                                               1.05%             .03%            0%            1.08%
------------------------------------------------------------------
Janus/JNL Capital Growth Series                                          .99%             .01%            0%            1.00%
------------------------------------------------------------------
Lazard/JNL Mid-Cap Value Series                                         1.07%             .05%            0%            1.12%
------------------------------------------------------------------
Lazard/JNL Small Cap Value Series                                       1.15%             .03%            0%            1.18%
------------------------------------------------------------------
Oppenheimer/JNL Global Growth Series                                    1.05%             .01%(12)        0%            1.06%
------------------------------------------------------------------
Oppenheimer/JNL Growth Series                                           1.00%             .01%(12)        0%            1.01%
------------------------------------------------------------------
PIMCO/JNL Total Return Bond Series                                       .80%             .01%(12)        0%             .81%
------------------------------------------------------------------
PPM America/JNL Balanced Series                                          .82%             .01%(12)        0%             .83%
------------------------------------------------------------------
PPM America/JNL High Yield Bond Series                                   .82%             .01%(12)        0%             .83%
------------------------------------------------------------------
PPM America/JNL Money Market Series                                      .70%               0%            0%             .70%
------------------------------------------------------------------
Putnam/JNL Growth Series                                                 .94%             .01%            0%             .95%
------------------------------------------------------------------
Putnam/JNL International Equity Series                                  1.17%             .05%            0%            1.22%
------------------------------------------------------------------
Putnam/JNL Midcap Growth Series                                         1.05%             .08%            0%            1.13%
------------------------------------------------------------------
Putnam/JNL Value Equity Series                                           .96%             .02%            0%             .98%
------------------------------------------------------------------
Salomon Brothers/JNL Global Bond Series                                  .95%             .01%(12)        0%             .96%
------------------------------------------------------------------
Salomon Brothers/JNL U.S. Government & Quality Bond Series               .80%             .01%(12)        0%             .81%
------------------------------------------------------------------
S&P/JNL Conservative Growth Series I(13)                                 .20%              0%             0%             .20%
------------------------------------------------------------------
S&P/JNL Moderate Growth Series I(13)                                     .20%              0%             0%             .20%
------------------------------------------------------------------
S&P/JNL Aggressive Growth Series I(13)                                   .20%              0%             0%             .20%
------------------------------------------------------------------
S&P/JNL Very Aggressive Growth Series I(13)                              .20%              0%             0%             .20%
------------------------------------------------------------------
________________________

     7 Two other optional death benefits (that provide less protection) are available for .15%.

     8 This charge is only deducted for the first five contract years.

     9 These charges are only deducted for the first seven contract years. They are not included in the Total Separate Account Annual Expenses (with Maximum
Optional Endorsements) because only one Contract Enhancement may be selected and the 2% Credit is presumed to have been selected (along with the Earnings
Protection Benefit, 20% additional free withdrawal, five-year withdrawal charge period and the most expensive optional death benefit).

S&P/JNL Equity Growth Series I(13)                                       .20%                0%           0%             .20%
------------------------------------------------------------------
S&P/JNL Equity Aggressive Growth Series I(13)                            .20%                0%           0%             .20%
------------------------------------------------------------------
T. Rowe Price/JNL Established Growth Series                              .92%               .02%          0%             .94%
------------------------------------------------------------------
T. Rowe Price/JNL Mid-Cap Growth Series                                 1.02%               .01%(12)      0%            1.03%
------------------------------------------------------------------
T. Rowe Price/JNL Value Series                                          1.00%               .12%          0%            1.12%
------------------------------------------------------------------
First Trust/JNL The DowSM Target 10 Series(14)                           .85%                0%           0%             .85%
------------------------------------------------------------------ ------------------- ------------- ------------ ---------------

10 Certain Series pay Jackson National Asset Management, LLC, the adviser, an administrative fee for certain services provided to the Series by the adviser. The Oppenheimer/JNL Global Growth Series and the First Trust/JNL Global Target Series pay administrative fees of .15%; the six S&P/JNL Series do not pay an administrative fee; the other Series pay a .10% administrative fee. The Management and Administrative Fee and the Total Series Annual Expenses columns in this table reflect the inclusion of any applicable administrative fee.

11 The Trustees of JNL Series Trust have adopted a Brokerage Enhancement Plan (the "Plan") in accordance with the provisions of Rule 12b-1 under the Investment Company Act of 1940. The Plan uses the available brokerage commissions to promote the sale of shares of the Trust. The brokerage commission rates and amounts paid by the Trust are not expected to increase as a result of the Plan. The 12b-1 fee is only paid to the extent that the commission is recaptured by an affiliated broker-dealer. The distribution fee noted is an estimate in that it is not possible to determine with accuracy actual amounts that will be paid under the Plan to affiliated broker-dealers.

12   We anticipate that the 12b-1 fee will be less than .01%.

13 Underlying Series Expenses. The expenses shown above are the annual operating expenses for the S&P/JNL Series. Because the S&P/JNL Series invest in other Series of the JNL Series Trust, the S&P/JNL Series will indirectly bear their pro rata share of fees and expenses of the underlying Series in addition to the expenses shown. The total annual operating expenses for each S&P/JNL Series (including both the annual operating expenses for the S&P/JNL Series and the annual operating expenses for the underlying Series) could range from .90% to 1.42% (this range reflects an investment in the Series with the lowest and highest Total Series Annual Expenses). The table below shows estimated total annual operating expenses for each of the S&P/JNL Series based on the pro rata share of expenses that the S&P/JNL Series would bear if they invested in a hypothetical mix of underlying Series. The adviser believes the expenses shown below to be a likely approximation of the expenses the S&P/JNL Series will incur based on the actual mix of underlying Series. The expenses shown below include both the annual operating expenses for the S&P/JNL Series and the annual operating expenses for the underlying Series. The actual expenses of each S&P/JNL Series will be based on the actual mix of underlying Series in which it invests. The actual expenses may be greater or less than those shown.

         S&P/JNL Conservative Growth Series I................................  0.910%
         S&P/JNL Moderate Growth Series I....................................  0.940%
         S&P/JNL Aggressive Growth Series I..................................  0.970%
         S&P/JNL Very Aggressive Growth Series I.............................  0.967%
         S&P/JNL Equity Growth Series I......................................  0.971%
         S&P/JNL Equity Aggressive Growth Series I...........................  0.980%

S&P Name. "Standard & Poor's(Registered)", "S&P(Registered)", "S&P 500(Registered)", "Standard & Poor's 500", and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Jackson National Life Insurance Company. These Series are not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in these Series. Please see the Statement of Additional Information which sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P.

14 Dow Jones Name. "Dow Jones", "Dow Jones Industrial AverageSM", "DJIASM", "The Dow 10SM", and "The Dow 5SM" are service marks of Dow Jones & Company, Inc. (Dow Jones). Dow Jones has no relationship to the annuity, other than the licensing of the Dow Jones Industrial Average (DJIA) and its service marks for use in connection with the JNL/First Trust The Dow Target 10 Series. Please see Appendix A for additional information.

EXAMPLES. You would pay the following expenses on a $1,000 investment if you select the optional Earnings Protection Benefit Endorsement, the 20% Additional Free Withdrawal Endorsement, the Five-Year Withdrawal Charge Period Endorsement, the most expensive Optional Death Benefit Endorsement, the Guaranteed Minimum Income Benefit and the 2% Contract Enhancement endorsement, assuming a 5% annual return on assets:
          (a) if you do not surrender your Contract or if you begin receiving income payments from your Contract after the first year;
          (b) if you surrender your Contract at the end of each time period. [To be updated by amendment]

                                                                                        TIME PERIODS
                                                                                   1        3         5        10
SERIES NAME                                                                       YEAR    YEARS     YEARS    YEARS
AIM/JNL Large Cap Growth  Division                              (a)
                                                                (b)
AIM/JNL Small Cap Growth
Division                                                        (a)
                                                                (b)
AIM/JNL Value II Division                                       (a)
                                                                (b)
Alger/JNL Growth Division                                       (a)
                                                                (b)
Alliance Capital/JNL Growth Division                            (a)
                                                                (b)
Eagle/JNL Core Equity Division                                  (a)
                                                                (b)
Eagle/JNL SmallCap Equity Division                              (a)
                                                                (b)
Janus/JNL Aggressive Growth Division                            (a)
                                                                (b)
Janus/JNL Balanced Division                                     (a)
                                                                (b)
Janus/JNL Capital Growth Division                               (a)
                                                                (b)
Lazard/JNL Mid-Cap Value Division                               (a)
                                                                (b)
Lazard/JNL Small Cap Value Division                             (a)
                                                                (b)
Oppenheimer/JNL Global Growth Division                          (a)
                                                                (b)
Oppenheimer/JNL Growth Division                                 (a)
                                                                (b)
PIMCO/JNL Total Return Bond Division                            (a)
                                                                (b)
PPM America/JNL Balanced Division                               (a)
                                                                (b)
PPM America/JNL High Yield Bond Division                        (a)
                                                                (b)
PPM America/JNL Money Market Division                           (a)
                                                                (b)
Putnam/JNL Growth Division                                      (a)
                                                                (b)
Putnam/JNL International Equity Division                        (a)
                                                                (b)
Putnam/JNL Midcap Growth Division                               (a)
                                                                (b)
Putnam/JNL Value Equity Division                                (a)
                                                                (b)
Salomon Brothers/JNL Global Bond Division                       (a)

                                                                                        TIME PERIODS

                                                                                   1        3         5        10
                                                                                  YEAR    YEARS     YEARS    YEARS


                                                                (b)
Salomon Brothers/JNL U.S. Government & Quality Bond Division    (a)
                                                                (b)
S&P/JNL Conservative Growth Division I                          (a)
                                                                (b)
S&P/JNL Moderate Growth Division I                              (a)
                                                                (b)
S&P/JNL Aggressive Growth Division I                            (a)
                                                                (b)
S&P/JNL Very Aggressive Growth Division I                       (a)
                                                                (b)
S&P/JNL Equity Growth Division I                                (a)
                                                                (b)
S&P/JNL Equity Aggressive Growth Division I                     (a)
                                                                (b)
T. Rowe Price/JNL Established Growth Division                   (a)
                                                                (b)
T. Rowe Price/JNL Mid-Cap Growth Division                       (a)
                                                                (b)
T. Rowe Price/JNL Value Division                                (a)
                                                                (b)
First Trust/JNL The DowSM Target 10 Division                    (a)
                                                                (b)

EXAMPLES. You would pay the following expenses on a $1,000 investment if you do not select any optional endorsements, assuming a 5% annual return on assets:
             (a)  if  you do  not  surrender  your  Contract  or if you  begin receiving income payments from your contract after the first year;
             (b)  if you surrender your Contract at the end of each time period.

                                                                                        Time Periods
-------------------------------------------------------------------------------- ------- --------- -------- ---------
                                                                                   1        3         5        10
Series Name                                                                       year    years     years    years
-------------------------------------------------------------------------------- ------- --------- -------- ---------
AIM/JNL Large Cap Growth Division                                       (a)
                                                                        (b)
AIM/JNL Small Cap Growth Division                                       (a)
                                                                        (b)
AIM/JNL Value II Division                                               (a)
                                                                        (b)
Alger/JNL Growth Division                                               (a)
                                                                        (b)
Alliance Capital/JNL Growth Division                                    (a)
                                                                        (b)
Eagle/JNL Core Equity Division                                          (a)
                                                                        (b)
Eagle/JNL SmallCap Equity Division                                      (a)
                                                                        (b)
Janus/JNL Aggressive Growth Division                                    (a)
                                                                        (b)
Janus/JNL Balanced Division                                             (a)
                                                                        (b)
Janus/JNL Capital Growth Division                                       (a)
                                                                        (b)

                                                                                        Time Periods
-------------------------------------------------------------------------------- ------- --------- -------- ---------

                                                                                   1        3         5        10
Series Name                                                                       year    years     years    years
-------------------------------------------------------------------------------- ------- --------- -------- ---------
Lazard/JNL Mid-Cap Value Division                                       (a)
                                                                        (b)
Lazard/JNL Small Cap Value Division                                     (a)
                                                                        (b)
Oppenheimer/JNL Global Growth Division                                  (a)
                                                                        (b)
Oppenheimer/JNL Growth Division                                         (a)
                                                                        (b)
PIMCO/JNL Total Return Bond Division                                    (a)
                                                                        (b)
PPM America/JNL Balanced Division                                       (a)
                                                                        (b)
PPM America/JNL High Yield Bond Division                                (a)
                                                                        (b)
PPM America/JNL Money Market Division                                   (a)
                                                                        (b)
Putnam/JNL Growth Division                                              (a)
                                                                        (b)
Putnam/JNL International Equity Division                                (a)
                                                                        (b)
Putnam/JNL Midcap Growth Division                                       (a)
                                                                        (b)
Putnam/JNL Value Equity Division                                        (a)
                                                                        (b)
Salomon Brothers/JNL Global Bond Division                               (a)
                                                                        (b)
Salomon Brothers/JNL U.S. Government & Quality Bond Division            (a)
                                                                        (b)
S&P/JNL Conservative Growth Division I                                  (a)
                                                                        (b)
S&P/JNL Moderate Growth Division I                                      (a)
                                                                        (b)
S&P/JNL Aggressive Growth Division I                                    (a)
                                                                        (b)
S&P/JNL Very Aggressive Growth Division I                               (a)
                                                                        (b)
S&P/JNL Equity Growth Division I                                        (a)
                                                                        (b)
S&P/JNL Equity Aggressive Growth Division I                             (a)
                                                                        (b)
T. Rowe Price/JNL Established Growth Division                           (a)
                                                                        (b)
T. Rowe Price/JNL Mid-Cap Growth Division                               (a)
                                                                        (b)
T. Rowe Price/JNL Value Division                                        (a)
                                                                        (b)
First Trust/JNL The DowSM Target 10 Division                            (a)
                                                                        (b)

EXPLANATION OF FEE TABLE AND EXAMPLES. The purpose of the Fee Table and Examples is to assist you in understanding the various costs and expenses that you will bear directly or indirectly. The Fee Table reflects the expenses of the Separate Account and the Series. Premium taxes may also apply.

A withdrawal charge is imposed on income payments which occur within one year of the date the Contract is issued.

THE EXAMPLES DO NOT REPRESENT PAST OR FUTURE EXPENSES. THE ACTUAL EXPENSES THAT YOU INCUR MAY BE GREATER OR LESS THAN THOSE SHOWN.

FINANCIAL STATEMENTS. No accumulation unit value history is contained in this prospectus because these Contracts have not yet been offered.

You can find the following financial statements in the SAI:

     o the financial statements of the Separate Account for the year ended December 31, 2000 and

     o the financial statements of Jackson National for the year ended December 31, 2000.

The Separate Account's financial statements for the year ended December 31, 2000, and the financial statements of Jackson National for the year ended December 31, 2000, have been audited by KPMG LLP, independent accountants. The Separate Account's financial statements relate to other contracts offered through the Separate Account.



                              THE ANNUITY CONTRACT

Your Contract is a contract between you, the owner, and us. Your Contract is intended to help facilitate your retirement savings on a tax-deferred basis, or other long-term investment purposes, and provides for a death benefit (unless purchased as part of a tax-qualified plan). We will generally not issue a Contract to someone older than 90. Your Contract permits you to accumulate contract value on a tax-deferred basis. You may allocate your contract values to

     o    our Guaranteed Fixed Accounts,

     o    our Indexed Fixed Option, or to

     o Investment Divisions of the Separate Account that invest in underlying Series.

Your Contract, like all deferred annuity contracts, has two phases:

     o    the accumulation phase, when you make premium payments to us, and

     o    the income phase, when we make income payments to you.

As the owner, you can exercise all the rights under your Contract. You can assign your Contract at any time during your lifetime, but we will not be bound until we receive written notice of the assignment. An assignment may be a taxable event.

The Contract is a flexible premium fixed and variable deferred annuity and may be issued as either an individual or a group contract. In those states where Contracts are issued as group contracts, references throughout the prospectus to "Contract(s)" shall also mean "certificate(s)."

You may choose among fixed and variable allocation options in both the accumulation and income phases of your Contract.


                                JACKSON NATIONAL

We are a stock life insurance company organized under the laws of the state of Michigan in June 1961. Our legal domicile and principal business address is 1 Corporate Way, Lansing, Michigan 48951. We are admitted to conduct life insurance and annuity business in the District of Columbia and all states except New York. We are ultimately a wholly-owned subsidiary of Prudential plc (London, England).

We issue the Contracts and administer the Contracts and the Separate Account. We maintain records of the name, address, taxpayer identification number and other pertinent information for each owner; the number and type of Contracts issued to each owner; and records with respect to the value of each Contract.

We are a life insurance company and issue annuities and life insurance contracts.


                               THE FIXED ACCOUNTS

Contract value that you allocate to a Fixed Account option, including the Indexed Fixed Option, will be placed with other assets in our general account. The Fixed Account options are not registered with the SEC, and the SEC does not review the information we provide to you about them.

Each GUARANTEED FIXED ACCOUNT offers a minimum interest rate that we guarantee for a specified period (currently one, three, five or seven years). We guarantee principal and interest of any contract values while they are allocated to a Guaranteed Fixed Account if amounts allocated to the account are not withdrawn until the end of the chosen duration. The value of a Guaranteed Fixed Account may be reduced by an "EXCESS INTEREST ADJUSTMENT" and a withdrawal charge if you make a withdrawal prior to the end of the Guaranteed Fixed Account period, but will never be less than the premium payments, minus any applicable premium tax and transfers allocated to the Guaranteed Fixed Accounts, minus transfers, withdrawals, and charges from the Guaranteed Fixed Account, accumulated at 3%, minus any withdrawal charges or any tax due. Your Contract contains a more complete description of the Guaranteed Fixed Accounts.

The DCA+ FIXED ACCOUNTS each offer a fixed interest rate that we guarantee for a period of up to one year in connection with dollar-cost-averaging transfers to one or more of the Investment Divisions or systematic transfers to other Fixed Accounts. From time to time, we will offer special enhanced rates on the DCA+ Fixed Accounts. DCA+ Fixed Accounts are only available for new premiums.

The INDEXED FIXED OPTION offers an interest rate that is guaranteed to be at least 3% per year, and may be higher based on changes in the S&P 500 Composite
Stock Price Index. If you make a withdrawal prior to the end of the specified term, however, the value of your Indexed Fixed Option will be the amount allocated to the Indexed Fixed Option accumulated at 3% per year, less any amounts cancelled or withdrawn for charges, deductions or withdrawals, any tax due, and any withdrawal charges. The Indexed Fixed option is described in your contract and supplementary materials your agent can provide you.

The Fixed Accounts are not securities. Your allocations to any Fixed Account will accumulate at least at the minimum guaranteed rate of that Fixed Account.


                              THE SEPARATE ACCOUNT

We established the Separate Account on June 14, 1993, pursuant to the provisions of Michigan law. The Separate Account is registered as an investment company with the SEC.

The assets of the Separate Account legally belong to us and the obligations under the Contracts are our obligations. However, we are not allowed to use the contract assets in the Separate Account to pay our liabilities arising out of any other business we may conduct. All of the income, gains and losses resulting from these assets are credited to or charged against the Contracts and not against any other contracts we may issue.

The Separate Account is divided into Investment Divisions. We do not guarantee the investment performance of the Separate Account or any of its Investment Divisions.



                              INVESTMENT DIVISIONS

You can allocate your contract value to any or all of the Investment Divisions; however, you may not allocate to more than 18 Allocation Options at any one time. Each Investment Division purchases the shares of one underlying Series (mutual fund portfolio) that has its own investment objective. The Investment Divisions are designed to offer the potential for a higher return than the Guaranteed Fixed Accounts. However, this is not guaranteed. It is possible for you to lose your money allocated to any of the Investment Divisions. If you allocate contract values to the Investment Divisions, the amounts you are able to accumulate in your Contract during the accumulation phase depends upon the performance of the Investment Divisions you select. The amount of the income payments you receive during the income phase also will depend, in part, on the performance of the Investment Divisions you choose for the income phase.

Your allocations to Investment Divisions are invested in underlying Series and whether you make or lose money depends on the investment performance of those Series.



                                                         THE SERIES, INVESTMENT OBJECTIVES AND ADVISERS.

          ==================================== =========================================== ==========================
                    NAME OF SERIES                        INVESTMENT OBJECTIVE              INVESTMENT ADVISER (AND
                                                                                                 SUB-ADVISER)
          ==================================== =========================================== ==========================
          ===========================================================================================================
          JNL Series Trust
          -----------------------------------------------------------------------------------------------------------
          ------------------------------------ ------------------------------------------- --------------------------

          AIM/JNL Large Cap Growth             Seeks long-term growth of capital by        Jackson National Asset
                                               investing in securities of                  Management, LLC (and AIM
                                               large-capitalization companies that are     Capital Management, Inc.)
                                               within the top 50% of the Russell 1000(R)
                                               Index at the time of purchase.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          AIM/JNL Small Cap Growth             Seeks long-term growth of capital by        Jackson National Asset
                                               normally investing at least 65% of its      Management, LLC (and AIM
                                               total assets in equity securities of U.S.   Capital Management, Inc.)
                                               issuers that have market capitalizations
                                               less than that of the largest company in
                                               the Russell 2000(R) Index.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          AIM/JNL Value II                     Seeks to achieve long-term growth by        Jackson National Asset
                                               investing primarily in equity securities    Management, LLC (and AIM
                                               judged by the Series' investment            Capital Management, Inc.)
                                               sub-adviser to be undervalued relative to
                                               the investment sub-adviser's appraisal of
                                               the current or projected earnings of the
                                               companies issuing the securities relative
                                               to their assets' current market value or
                                               to the equity markets generally.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          Alger/JNL Growth                     Seeks long-term capital appreciation by     Jackson National Asset
                                               investing at least 65% of its total         Management, LLC (and
                                               assets in a diversified portfolio of        Fred Alger Management,
                                               equity securities - common stock,           Inc.)
                                               preferred stock, and securities
                                               convertible into or exchangeable for
                                               common stock - of large companies which
                                               trade on U.S. exchanges or in the U.S.
                                               over-the-counter market.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          Alliance Capital/JNL Growth          Seeks long-term growth of capital by        Jackson National Asset
                                               investing primarily in a diversified        Management, LLC (and
                                               portfolio of common stocks or securities    Alliance Capital
                                               with common stock  characteristics that     Management L.P.)
                                               the sub-adviser believes have the
                                               potential for capital appreciation, which
                                               include securities convertible into or
                                               exchangeable for common stock.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          Eagle/JNL Core Equity                Seeks long-term capital appreciation and,   Jackson National Asset
                                               secondarily, current income by investing    Management, LLC (and
                                               at least 65% of its total assets in a       Eagle Asset Management,
                                               diversified portfolio of common stock of    Inc.)
                                               U.S. companies that meet the criteria for
                                               one of three separate equity strategies:
                                               the growth equity strategy, the value
                                               equity strategy and the equity income
                                               strategy.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          Eagle/JNL SmallCap Equity            Seeks long-term capital appreciation by     Jackson National Asset
                                               investing at least 65% of its total         Management, LLC (and
                                               assets in a diversified portfolio of        Eagle Asset Management,
                                               equity securities of domestic small         Inc.)
                                               capitalization companies, i.e., companies
                                               which, at the time of purchase, typically
                                               have a market capitalization of
                                               approximately $1 billion.
          ------------------------------------ ------------------------------------------- --------------------------


          ------------------------------------ ------------------------------------------- --------------------------
          Janus/JNL Aggressive Growth          Seeks long-term growth of capital by        Jackson National Asset
                                               investing primarily in a diversified        Management, LLC (and
                                               portfolio of common stocks of U.S. and      Janus Capital
                                               foreign companies selected for their        Corporation)
                                               growth potential.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          Janus/JNL Balanced                   Seeks long-term capital growth,             Jackson National Asset
                                               consistent with preservation of capital     Management, LLC (and
                                               and balanced by current income normally     Janus Capital
                                               investing 40-60% of its assets in           Corporation)
                                               securities selected primarily for their
                                               growth potential and 40-60% of its assets
                                               in securities selected primarily for
                                               their income potential.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          Janus/JNL Capital Growth             Seeks long-term growth of capital in a      Jackson National Asset
                                               manner consistent with the preservation     Management, LLC (and
                                               of capital through a non-diversified        Janus Capital
                                               portfolio consisting primarily of common    Corporation)
                                               stocks of U.S. and foreign companies
                                               selected for their growth potential and
                                               normally invests at least 50% of its
                                               equity assets in medium-sized companies.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          Lazard/JNL Mid-Cap                   Seeks capital appreciation by investing     Jackson National Asset
          Value                                at least 80% of its total assets in a       Management, LLC (and
                                               non-diversified portfolio of equity         Lazard Asset Management)
                                               securities of U.S. companies with market
                                               capitalizations in the range of companies
                                               represented in the Russell Mid Cap Index
                                               and that the sub-adviser believes are
                                               undervalued based on their return on
                                               equity.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          Lazard/JNL Small Cap                 Seeks capital appreciation by investing     Jackson National Asset
          Value                                at least 80% of its total assets in a       Management, LLC (and
                                               non-diversified portfolio of equity         Lazard Asset Management)
                                               securities of U.S. companies with market
                                               capitalizations in the range of companies
                                               represented by the Russell 2000 Index
                                               that the sub-adviser believes are
                                               undervalued based on their return on
                                               equity.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          Oppenheimer/JNL Global Growth        Seek capital appreciation by investing      Jackson National Asset
                                               primarily in common stocks of companies     Management, LLC (and
                                               in the U.S. and foreign countries. The      OppenheimerFunds, Inc.)
                                               Series can invest without limit in
                                               foreign securities and can invest in any
                                               country, including countries with
                                               developed or emerging markets.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          Oppenheimer/JNL Growth               Seek capital appreciation by investing      Jackson National Asset
                                               mainly in common stocks of "growth          Management, LLC (and
                                               companies." The Series currently focuses    OppenheimerFunds, Inc.)
                                               on stocks of companies having a large
                                               capitalization (currently more than $12
                                               billion) or mid-capitalization ($2
                                               billion to $12 billion), but this focus
                                               could change over time as well as the
                                               companies the Series considers to be
                                               currently large and mid-capitalization.
          ------------------------------------ ------------------------------------------- --------------------------


          ------------------------------------ ------------------------------------------- --------------------------
          PIMCO/JNL Total Return               Seeks maximum total return, consistent      Jackson National Asset
          Bond                                 with the preservation of capital and        Management, LLC (and
                                               prudent investment management, by           Pacific Investment
                                               normally investing at least 65% of its      Management Company LLC)
                                               assets in a diversified portfolio of
                                               investment-grade, fixed-income securities
                                               of U.S. and foreign issuers such as
                                               government, corporate, mortgage- and
                                               other asset-backed securities and cash
                                               equivalents.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          PPM America/JNL Balanced             Seeks reasonable income, long-term          Jackson National Asset
                                               capital growth and preservation of          Management, LLC (and PPM
                                               capital by investing primarily in a         America, Inc.)
                                               diversified portfolio of common stock and
                                               fixed-income securities of U.S.
                                               companies, but may also invest in
                                               securities convertible into common
                                               stocks, deferred debt obligations and
                                               zero coupon bonds.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          PPM America/ JNL High Yield Bond     Seeks to provide a high level of current    Jackson National Asset
                                               income, with capital appreciation as a      Management, LLC (and PPM
                                               secondary investment objective, by          America, Inc.)
                                               investing substantially in a diversified
                                               portfolio of long-term (over 10 years to
                                               maturity) and intermediate-term (3 to 10
                                               years to maturity) fixed-income
                                               securities of U.S. and foreign issuers,
                                               with an emphasis on higher-yielding,
                                               higher-risk, lower-rated or unrated bonds.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          PPM America/ JNL Money Market        Seeks a high level of current income as     Jackson National Asset
                                               is consistent with the preservation of      Management, LLC (and PPM
                                               capital and maintenance of liquidity by     America, Inc.)
                                               investing in high quality, short-term
                                               money market instruments.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          Putnam/JNL Growth                    Seeks long-term capital growth by           Jackson National Asset
                                               investing primarily in a diversified        Management, LLC (and
                                               portfolio of common stock of domestic,      Putnam Investment
                                               large-capitalization companies. However,    Management, Inc.)
                                               the Series may also invest in preferred
                                               stocks, bonds, convertible preferred
                                               stock and convertible debentures if the
                                               sub-adviser believes that they offer the
                                               potential for capital appreciation.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          Putnam/JNL International Equity      Seeks long-term growth of capital by        Jackson National Asset
                                               investing at least 65% of its total         Management, LLC (and
                                               assets in a diversified portfolio           Putnam Investment
                                               consisting primarily of common stocks of    Management, Inc.)
                                               non-U.S. companies. The Series invests in
                                               foreign securities that the sub-adviser
                                               believes offer significant potential for
                                               long-term appreciation.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          Putnam/JNL Midcap Growth             Seeks capital appreciation by investing     Jackson National Asset
                                               mainly in common stocks of U.S. companies   Management, LLC (and
                                               with a focus on growth stocks which are     Putnam Investment
                                               stocks whose earnings the sub-adviser       Management, Inc.)
                                               believes are likely to grow faster than
                                               the economy as a whole.
          ------------------------------------ ------------------------------------------- --------------------------


          ------------------------------------ ------------------------------------------- --------------------------
          Putnam/JNL Value Equity              Seeks capital growth, with income as a      Jackson National Asset
                                               secondary objective, by investing           Management, LLC (and
                                               primarily in a diversified portfolio of     Putnam Investment
                                               equity securities of domestic,              Management, Inc.)
                                               large-capitalization companies. At least
                                               65% of its total assets will be invested,
                                               under normal market conditions, in equity
                                               securities.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          Salomon Brothers/JNL Global Bond     Seeks a high level of current income,       Jackson National Asset
                                               with capital appreciation as a secondary    Management, LLC (and
                                               objective, by investing at least 65% of     Salomon Brothers Asset
                                               its total assets in a globally diverse      Management Inc)
                                               portfolio of fixed-income investments.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          Salomon Brothers/JNL U.S.            Seeks a high level of current income by     Jackson National Asset
          Government & Quality Bond            investing at least 65% of its assets in:    Management, LLC (and
                                               (i) U.S. Treasury obligations; (ii)         Salomon Brothers Asset
                                               obligations issued or guaranteed by         Management Inc)
                                               agencies or  instrumentalities of the
                                               U.S.  Government which are backed by
                                               their own credit and may not be backed by
                                               the full faith and credit of the U.S.
                                               Government; and (iii)  mortgage-backed
                                               securities  guaranteed by the Government
                                               National Mortgage Association that are
                                               supported by the full faith and credit of
                                               the U.S. Government.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          S&P/JNL Conservative Growth Series   Seeks capital growth and current income     Jackson National Asset
          I                                    by investing in a diversified group of      Management, LLC (and
                                               other Series of the Trust that invest in    Standard & Poor's
                                               equity and fixed income securities.         Investment Advisory
                                                                                           Services, Inc.)
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          S&P/JNL Moderate Growth Series I     Seeks capital growth with current income    Jackson National Asset
                                               as a secondary objective by investing in    Management, LLC (and
                                               a diversified group of other Series of      Standard & Poor's
                                               the Trust that invest in equity and fixed   Investment Advisory
                                               income securities.                          Services, Inc.)
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          S&P/JNL Aggressive Growth Series I   Seeks capital growth by investing in a      Jackson National Asset
                                               diversified group of other Series of the    Management, LLC (and
                                               Trust that invest in equity and fixed       Standard & Poor's
                                               income securities.                          Investment Advisory
                                                                                           Services, Inc.)
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          S&P/JNL Very Aggressive Growth       Seeks capital growth by investing in a      Jackson National Asset
          Series I                             diversified group of other Series of the    Management, LLC (and
                                               Trust that invest in equity securities.     Standard & Poor's
                                                                                           Investment Advisory
                                                                                           Services, Inc.)
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          S&P/JNL Equity Growth Series I       Seeks capital growth by investing in a      Jackson National Asset
                                               diversified group of other Series of the    Management, LLC (and
                                               Trust that invest primarily in equity       Standard & Poor's
                                               securities.                                 Investment Advisory
                                                                                           Services, Inc.)
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          S&P/JNL Equity Aggressive Growth     Seeks capital growth by investing in a      Jackson National Asset
          Series I                             diversified group of other Series of the    Management, LLC (and
                                               Trust that invest primarily in equity       Standard & Poor's
                                               securities.                                 Investment Advisory
                                                                                           Services, Inc.)
          ------------------------------------ ------------------------------------------- --------------------------


          ------------------------------------ ------------------------------------------- --------------------------
          T. Rowe Price/JNL Established        Seeks long-term growth of capital and       Jackson National Asset
          Growth                               increasing dividend income by investing     Management, LLC (and T.
                                               primarily in a diversified portfolio of     Rowe Price Associates,
                                               common stocks of well-established U.S.      Inc.)
                                               growth companies.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          T. Rowe Price/JNL Mid-Cap Growth     Seeks long-term growth of capital by        Jackson National Asset
                                               normally investing at least 65% of its      Management, LLC (and T.
                                               total assets in a diversified portfolio     Rowe Price Associates,
                                               of common stocks of medium-sized            Inc.)
                                               (mid-cap) U.S. companies which the
                                               sub-adviser expects to grow at a faster
                                               rate than the average company.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          T. Rowe Price/JNL Value              Seeks long-term capital appreciation by     Jackson National Asset
                                               investing  in common stocks believed to     Management, LLC (and T.
                                               be undervalued. Income is a secondary       Rowe Price Associates,
                                               objective.  In taking a value approach to   Inc.)
                                               investment selection, at least 65% of its
                                               total assets will be invested in common
                                               stocks the portfolio manager regards as
                                               undervalued.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          JNL VARIABLE FUND LLC
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          First Trust/JNL The DowSM  Target    Seeks a high total return through a         Jackson National Asset
          10                                   combination of capital appreciation and     Management, LLC (and
                                               dividend income by investing                First Trust Advisors
                                               approximately equal amounts in the common   L.P.)
                                               stock of the ten companies included in
                                               the Dow Jones Industrial AverageSM which
                                               have the highest dividend yields on a
                                               pre-determined selection date.
          ------------------------------------ ------------------------------------------- --------------------------


The  investment  objectives and policies of certain of the Series are similar to the investment objectives and policies of other mutual funds that the Series' investment sub-advisers also manage. Although the objectives and policies may be similar, the investment results of the Series may be higher or lower than the result of those other mutual funds. We cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds have the same investment advisers.

A Series' performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on a Series with a small asset base. A Series may not experience similar performance as its assets grow.

You should read the prospectuses for the JNL Series Trust and the JNL Variable Fund LLC carefully before investing. Additional Series and Investment Divisions may be available in the future.

VOTING PRIVILEGES. To the extent required by law, we will obtain instructions from you and other owners about how to vote our shares of a Series when there is a vote of shareholders of a Series. We will vote all the shares we own in proportion to those instructions from owners.

SUBSTITUTION. We reserve the right to substitute a different Series or a different mutual fund for the one in which any Investment Division is currently invested. We will not do this without any required approval of the SEC. We will give you notice of any substitution.



                                CONTRACT CHARGES

There are charges associated with your Contract that reduce your Contract's investment returns. These charges may be a lesser amount where required by state law or as described below, but will not be increased. These charges (and certain other expenses) are as follows:

MORTALITY AND EXPENSE RISK CHARGES. Each day, as part of our calculation of the value of the accumulation units and annuity units, we make a deduction for mortality and expense risk charges. On an annual basis, these charges equal 1.00% of the average daily net asset value of your Contract that is invested in an Investment Division. This charge does not apply to the Fixed Accounts.

This charge compensates us for the risks we assume in connection with the Contracts. Our mortality risks under the Contracts arise from our obligations:

     o to make income payments for the life of the annuitant during the income phase;

     o    to waive the withdrawal charge in the event of your death; and

     o to provide both basic and optional death benefits prior to the income date.

Our expense risk under the Contracts is the risk that our actual cost of administering the Contracts and the Investment Divisions may exceed the amount that we receive from the administration charge and the contract maintenance charge. Included among these expense risks are those that we assume in connection with waivers of withdrawal charges under the Terminal Illness Benefit, the Specified Conditions Benefit and the Extended Care Benefit.

Your  Contract's   charges  compensate  us  for  our  expenses  of  selling  and administering your Con-tract and for the services and benefits we provide and the mortality and expense risks we assume in connection with your Contract.

CONTRACT MAINTENANCE CHARGE. During the accumulation phase, we deduct a $35 ($30 in Washington) annual contract maintenance charge on each anniversary of the Issue Date (the date your Contract was issued). We will also deduct the contract maintenance charge if you make a total withdrawal. This charge is for administrative expenses. We will not deduct this charge, if when the deduction is to be made, the value of your Contract is $50,000 or more.

ADMINISTRATION CHARGE. Each day, as part of our calculation of the value of the accumulation units and annuity units, we make a deduction for administration charges. On an annual basis, these charges equal 0.15% of the average daily net asset value of your Contract that is invested in an Investment Division. This charge does not apply to the Fixed Accounts. This charge compensates us for our expenses incurred in administering the Contracts and the Separate Account.

TRANSFER CHARGE. You must pay $25 for each transfer in excess of 15 in a contract year. We waive the transfer charge in connection with dollar cost averaging or rebalancing transfers and we may charge a lesser fee where required by state law.

WITHDRAWAL CHARGE. At any time during the accumulation phase (if and to the extent that contract value is sufficient to pay any remaining withdrawal charges that remain after a withdrawal), you may withdraw the following with no withdrawal charge:

     o PREMIUMS THAT ARE NO LONGER SUBJECT TO A WITHDRAWAL CHARGE (premiums in your annuity for at least seven (five for the five-year withdrawal option) years without being withdrawn), plus

     o EARNINGS (excess of your contract value allocated to the Investment Divisions and the Guaranteed Fixed Accounts over your remaining premiums allocated to those accounts)

     o    during each contract year

          10% (20% if you have elected the 20% Additional Free Withdrawal endorsement) OF PREMIUM (excluding premium in the Indexed Fixed Option) that remains subject to withdrawal charges and has not been previously withdrawn, minus earnings.

          WE WILL DEDUCT A WITHDRAWAL CHARGE ON:

          o    Withdrawals in excess of the free withdrawal amounts, or

          o    amounts withdrawn in a total withdrawal, or

          o amounts applied to income payments on an income date that is within one year of the issue date.

The amount of the withdrawal charge deducted varies (depending upon whether you have elected the Five Year Withdrawal Period endorsement and how many years prior to the withdrawal you made the premium payment(s) you are withdrawing) according to the following schedule:

                  WITHDRAWAL CHARGE (as a percentage of premium payments):
 COMPLETED YEARS
 SINCE RECEIPT OF       0      1     2     3        4        5        6       7+
 PREMIUM      0      1     2     3        4        5        6       7+


 WITHDRAWAL CHARGE     8.5%   8%    7%    6%       5%       4%       2%        0

 WITHDRAWAL CHARGE
 IF FIVE-YEAR           8%    7%    6%    4%       2%        0        0        0
 PERIOD IS ELECTED


For purposes of the withdrawal charge, we treat withdrawals as coming first from earnings and then from the oldest remaining premium. If you make a full withdrawal, or elect to commence income payments within one year of the date your Contract was issued, the withdrawal charge is based on premiums remaining in the Contract and no free withdrawal amount applies. If you withdraw only part of the value of your Contract, we deduct the withdrawal charge from the remaining value in your Contract. The withdrawal charge compensates us for costs associated with selling the Contracts.

Amounts allocated to an Indexed Fixed Option are not subject to this withdrawal charge. The withdrawal charge applicable to amounts held in that option is described in the supplementary materials and your Contract.

NOTE: Withdrawals under a non-qualified Contract will be taxable on an "income first" basis. This means that any withdrawal from a non-qualified Contract that does not exceed the accumulated income under the Contract will be taxable in full. Any withdrawals under a tax-qualified Contract will be taxable except to the extent that they are allocable to an investment in the Contract (any after-tax contributions). In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis.

We do not assess the withdrawal charge on any amounts paid out as:

     o income payments (but the withdrawal charge is deducted at the income date if income payments are commenced in the first contract year);

     o    death benefits;

     o withdrawals necessary to satisfy the minimum distribution requirements of the Internal Revenue Code;

     o if permitted by your state, withdrawals of up to $250,000 from the Separate Account or from the Fixed Accounts (excluding amounts in the Indexed Fixed Option) if you incur a terminal illness or if you need extended hospital or nursing home care as provided in your Contract; or

     o if permitted by your state, withdrawals of up to 25% of your contract value from the Separate Account or the Fixed Account (excluding amounts in the Indexed Fixed Option) (12.5% for each of two joint owners) if you incur a certain serious medical conditions specified in your Contract.

We may reduce or eliminate the amount of the withdrawal charge when the Contract is sold under circumstances that reduce our sales expense. Some examples are:
the purchase of a Contract by a large group of individuals or an existing relationship between us and a prospective purchaser. We may not deduct a withdrawal charge under a Contract issued to an officer, director, agent or employee of Jackson National or any of our affiliates.

*    WITHDRAWAL  CHARGES  APPLY  TO  PARTIAL   WITHDRAWALS  IN  EXCESS  OF  FREE
     WITHDRAWAL AMOUNTS AND TO ANY TOTAL WITHDRAWAL.

* Free withdrawals do not reduce the total withdrawal charges applicable to a total withdrawal.

* Withdrawal charges also apply at the In-come Date if it is within one year of your Issue Date.

EARNINGS PROTECTION BENEFIT CHARGE. If you select the Earnings Protection Benefit Endorsement, you will pay us a charge that equals 0.30% on an annual basis of the average daily net asset value of your allocations to Investment Divisions. We stop deducting this charge on the income date.

CONTRACT ENHANCEMENT CHARGE. If you select one of the Contract Enhancements, then for a period of seven contract years (five for the 2% Contract Enhancement) a charge will be imposed based upon the average daily net asset value of your allocations to the Investment Divisions. These charges will also be assessed against any amounts you have allocated to the Guaranteed Fixed Accounts by reducing credited rates (but not below 3%). The amounts of these charges (or reductions in credited rates) depends upon which of the Contract Enhancements you select:

CONTRACT ENHANCEMENT             2%                      3%              4%                5%

Charge (on an annual basis)     0.40%                  0.425%           0.57%             0.71%

Charges for benefits provided in optional endorsements only apply if you elect those endorsements.

CONTRACT ENHANCEMENT RECAPTURE CHARGE. If you select a Contract Enhancement and then make a partial or total withdrawal from your Contract in the first seven years (five years for the 2% Contract Enhancement) since the premium payment withdrawn was made, you will pay a Contract Enhancement recapture charge that reimburses us for all or part of the Contract Enhancements that we credited to your Contract based on your first year payments. The amounts of these charges are as follows:

CONTRACT ENHANCEMENT RECAPTURE CHARGE (AS A PERCENTAGE OF THE CORRESPONDING FIRST YEAR PREMIUM PAYMENT WITHDRAWN IF AN OPTIONAL CONTRACT ENHANCEMENT IS SELECTED)

        Completed Years Since Receipt of      0      1        2         3          4         5          6       7+
        Premium(15)
        Recapture Charge (2% Credit)         2%     2%      1.25%     1.25%      0.5%        0          0       0
        Recapture Charge (3% Credit)         3%     3%         2%        2%        2%        1%        1%       0
        Recapture Charge (4% Credit)         4%     4%       2.5%      2.5%      2.5%     1.25%     1.25%       0
        Recapture Charge (5% Credit)         5%     5%      3.25%     3.25%     3.25%      1.5%      1.5%       0


We do not assess the recapture charge on any amounts paid out as:

     o    death benefits;

     o    withdrawals taken under free withdrawal provisions;

     o withdrawals necessary to satisfy the minimum distribution requirements of the Internal Revenue Code;

     o if permitted by your state, withdrawals of up to $250,000 from the Separate Account or from the Fixed Accounts (excluding amounts in the Indexed Fixed Option) in connection with your if you incur a terminal illness or if you need extended hospital or nursing home care as provided in your Contract; or

     o if permitted by your state, withdrawals of up to 25% of your contract value from the Separate Account or the Fixed Accounts (excluding amounts in the Indexed Fixed Option) (12.5% for each of two joint

_____________________

     15 Any applicable Contract Enhancement recapture charges are deducted at the income date as well as on partial withdrawals in excess of free withdrawal amounts and upon total withdrawals.

          owners) if you incur a certain serious medical conditions specified in your Contract.


GUARANTEED MINIMUM INCOME BENEFIT CHARGE. If you select the Guaranteed Minimum Income Benefit, on a calendar quarter basis, you will pay .10% of the Guaranteed Minimum Income Benefit (GMIB) Benefit Base. This charge is deducted from the contract value (1) at the end of each calendar quarter and (2) upon termination of the GMIB on a pro-rata basis using the GMIB Benefit Base as of the date of termination and the number of days since the last deduction. The first GMIB charge will be deducted on a pro rata basis from the issue date to the end of the first calendar quarter after the issue date. The GMIB Benefit Base is explained in note 5 to the Fee Table above and again on page 27 below.

OPTIONAL DEATH BENEFIT CHARGES. If you select one of the three optional death benefits available under your Contract, you will pay 0.15% or 0.25% on an annual basis of the average daily net asset value of your allocations to the Investment Divisions, depending on which of the three death benefit options you select. We stop deducting this charge on the income date.

FIVE-YEAR WITHDRAWAL CHARGE PERIOD. If you select the optional five-year withdrawal charge period feature, you will pay 0.30% on an annual basis of the average daily net asset value of your allocations to the Investment Divisions. We stop deducting this charge on the income date.

20% ADDITIONAL FREE WITHDRAWAL CHARGE. If you select the optional feature that permits you to withdraw up to 20% of premiums (excluding premiums allocated to the Indexed Fixed Option) that are still subject to a withdrawal charge minus earnings during a contract year without a withdrawal charge, you will pay 0.30% on an annual basis of the average daily net asset value of your allocations to the Investment Divisions. We stop deducting this charge on the income date.

COMMUTATION FEE. If you make a total withdrawal from your Contract after income payments have commenced under income option 4, or if after your death during the periods for which payments are guaranteed to be made under income option 3 your beneficiary elects to receive a lump sum payment, the amount received will be reduced by (a) minus (b) where:

     o (a) = the present value of the remaining income payments (as of the date of calculation) for the period for which payments are guaranteed to be made, discounted at the rate assumed in calculating the initial payment; and

     o (b) = the present value of the remaining income payments (as of the date of calculation) for the period for which payments are guaranteed to be made, discounted at a rate no more than 1.00% higher than the rate used in (a).

OTHER EXPENSES. We pay the operating expenses of the Separate Account. There are deductions from and expenses paid out of the assets of the Series. These expenses are described in the attached prospectuses for the JNL Series Trust and the JNL Variable Fund LLC.

PREMIUM TAXES. Some states and other governmental entities charge premium taxes or other similar taxes. We pay these taxes and may make a deduction from your contract values for them. Premium taxes generally range from 0% to 4% depending on the state.

INCOME TAXES. We reserve the right, when calculating unit values, to deduct a credit or charge with respect to any taxes we have paid or reserved for during the valuation period which we determine to be attributable to the operation of an Investment Division. No federal income taxes are applicable under present law, and we are not presently making any such deduction.

If your state or the federal government tax us because of your Contract, we charge you for those taxes.

DISTRIBUTION OF CONTRACTS. Jackson National Life Distributors, Inc., located at 401 Wilshire Boulevard, Suite 1200, Santa Monica, California 90401, serves as the distributor of the Contracts. Jackson National Life Distributors, Inc. is a wholly-owned subsidiary of Jackson National.

Commissions are paid to broker-dealers who sell the Contracts. While commissions may vary, they are not expected to exceed 8% of any premium payment. Where lower commissions are paid, we may also pay trail commissions. We may also pay commissions on the income date. Under certain circumstances, we may pay bonuses, overrides, and marketing allowances, in addition to the standard commissions. We may, under certain circumstances where permitted by applicable law, pay a bonus to a Contract purchaser to the extent the broker-dealer waives its commission. We may use any of our corporate assets to cover the cost of distribution, including any profit from the Contract's mortality and expense risk charge and other charges. We are affiliated with the following broker-dealers:

     o    National Planning Corporation,

     o    SII Investments, Inc.,

     o    IFC Holdings, Inc. D/B/A Invest Financial Corporation and

     o    Investment Centers of America, Inc.

We pay brokers commissions for selling Contracts.


                                    PURCHASES
MINIMUM INITIAL PREMIUM:

o    $5,000 under most circumstances.

o    $2,000 for a qualified plan Contract.

MINIMUM ADDITIONAL PREMIUMS:

o    $500 for a qualified or non-qualified plan.

o    $50 for an automatic payment plan.

o    You can pay additional premiums at any time during the accumulation phase.

The  minimum  you may  allocate  to a  Guaranteed  Fixed  Account or  Investment
Division is $100. There is a $100 minimum balance requirement for each Guaranteed Fixed Account and Investment Division. The Indexed Fixed Option has initial and subsequent allocation minimums of $5000.

MAXIMUM PREMIUMS:

o The maximum aggregate premiums you may make without our prior approval is $1 million.

ALLOCATIONS OF PREMIUM. You may allocate your premiums to one or more of the Allocation Options. Each allocation must be a whole percentage between 0% and 100%. We will allocate any additional premiums you pay in the same way unless you instruct us otherwise. These allocations will be subject to our minimum allocation rules.

Although more than 18 Investment Divisions are available under your Contract, you may not allocate your contract values among more than 18 Allocation Options at any one time.

We will issue your Contract and allocate your first premium within two BUSINESS DAYS (days when the New York Stock Exchange is open) after we receive your first premium and all information that we require for the purchase of a Contract. If we do not receive all of the information that we require, we will contact you to get the necessary information. If for some reason we are unable to complete this process within five business days, we will either return your money or get your permission to keep it until we receive all of the required information.

Each business day ends when the New York Stock Exchange closes, usually 4:00 p.m. Eastern time.

You may select no more than 18 of the Investment Divisions plus the Fixed Accounts at any one time.

OPTIONAL CONTRACT ENHANCEMENTS. If you elect one of our optional Contract Enhancement endorsements, then at the end of any business day in the first contract year when we receive a premium payment, we will credit your contract values with an additional 2%, 3%, 4% or 5% of your payment, depending upon which Contract Enhancement you have selected. THE 2% CONTRACT ENHANCEMENT IS ONLY AVAILABLE IF YOU SELECT EITHER THE 20% ADDITIONAL FREE WITHDRAWAL OPTION OR THE FIVE-YEAR WITHDRAWAL OPTION. There is a charge that is assessed against the Investment Divisions and the Guaranteed Fixed Accounts for the Contract Enhancements whose amount depends upon which Contract Enhancement you elect. Allocations to the Indexed Fixed Option are not permitted in the first seven years (5 years for the 2% Contract Enhancement). We will impose a Contract Enhancement recapture charge if you

o make withdrawals in excess of the free withdrawals permitted by your Contract (or an additional free withdrawal endorsement if elected),

o    elect to receive payment under an income option, or

o    return your Contract during the Free Look period.

The amount and duration of the recapture charge depends upon which Contract Enhancement you elect. We will not impose the Contract Enhancement recapture charge if your withdrawal is made for certain health related emergencies, withdrawals of earnings, withdrawals in accordance with an additional free withdrawal or to satisfy minimum distribution requirements of the Internal Revenue Code. We expect to make a profit on these charges for the Contract Enhancements. Please see Appendix B for examples.

Your contract value will reflect any gains or losses attributable to a Contract Enhancement described above. Contract Enhancements, and any gains or losses attributable to a Contract Enhancement, distributed under your Contract will be considered earnings under the Contract for tax purposes.

Asset-based charges are deducted from the total value of the Separate Account. In addition, for the Guaranteed Fixed Accounts, the Contract Enhancement charge lowers the credited rate that would apply if the Contract Enhancement had not been elected. Therefore, your Contract incurs charges on the entire amounts included in your Contract, which includes premium payments made in the first seven contract years (five for the 2% Contract Enhancement), the Contract Enhancement and the earnings, if any, on such amounts for the first seven contract years (five for the 2% Contract Enhancement). As a result, the aggregate charges assessed will be higher than those that would be charged if you did not elect a Contract Enhancement. Accordingly, it is possible that upon surrender, particularly in a declining market, you will receive less money back than you would have if you had not elected a Contract Enhancement. We will impose a Contract Enhancement recapture charge if you make withdrawals in the first seven years (five years for the 2% Contract Enhancement)after a first year premium payment. We expect to profit from certain charges assessed under the Contract, including the withdrawal charge, the mortality and expense risk charge and the Contract Enhancement charge.

If you elect the Contract Enhancement and then make more than relatively small premium payments during contract years two through seven (five for the 2% Contract Enhancement), you would likely have lower account values than if you had not elected the Contract Enhancement. If you make premium payments only in the first contract year, and do not make a withdrawal during the first seven (five for the 2% Contract Enhancement) years, however, it takes only a 1.20%, 1.00%, 2.05% and 2.25% or better rate of return for the 2%, 3%, 4% and 5% Contract Enhancements, respectively, for you to be better off having elected the Contract Enhancement. Thus, the Contract Enhancement is suitable only for those who expect to hold their contracts for at least seven years (five years for the

2% Contract Enhancement) and who expect to make substantially all of their premium payments in the first contract year or after the seventh contract year (fifth for the 2% Contract Enhancement).

Optional con-tract enhancements are most suitable if you intend to make only your initial premium payment.

CAPITAL PROTECTION PROGRAM. If you select our Capital Protection program, we will allocate enough of your premium to the Guaranteed Fixed Account you select to assure that the amount so allocated will equal, at the end of a selected period of 1, 3, 5, or 7 years, your total original premium paid. You may allocate the rest of your premium to any Investment Division(s). If any part of the Guaranteed Fixed Account value is surrendered or transferred before the end of the selected guaranteed period, the value at the end of that period will not equal the original premium.

For an example of Capital Protection, assume you made a premium payment of $10,000 when the interest rate for the seven-year guaranteed period was 6.75% per year. We would allocate $6,331 to that guarantee period because $6,331 would increase at that interest rate to $10,000 after seven years. The remaining $3,669 of the payment would be allocated to the Investment Division(s) you selected.

ACCUMULATION UNITS. Your contract value allocated to the Investment Divisions will go up or down depending on the performance of the Investment Divisions you select. In order to keep track of the value of your Contract during the accumulation phase, we use a unit of measure called an "accumulation unit." During the income phase we use a measure called an "annuity unit."

Every business day, we determine the value of an accumulation unit for each of the Investment Divisions by:

o determining the total amount of assets held in the particular Investment Division;

o    subtracting any charges and taxes; and

o    dividing this amount by the number of outstanding accumulation units.

The value of an accumulation unit may go up or down from day to day and may be different for different charges.

When you make a premium payment, we credit your Contract with accumulation units. The number of accumulation units we credit is determined at the close of that business day by dividing the amount of the premium allocated to any Investment Division by the value of the accumulation unit for that Investment Division.

The  value  of  your   allocations  to  Investment   Divisions  is  measured  in
"accumulation units."


                                    TRANSFERS

You may transfer your contract value among the Investment Divisions at any time, but transfers between a Fixed Account option and an Investment Division must occur prior to the income date. Transfers from the Fixed Account will be subject to any applicable excess interest adjustment, and transfers from the Indexed Fixed Option are not permitted until the end of the Indexed Fixed Option period. You can make 15 transfers every contract year during the accumulation phase without charge.

A transfer will be effective as of the end of the business day when we receive your transfer request in good order, subject to guidelines related to transfers in and out of the Indexed Fixed Option as described in the Contract and the supplementary materials.

You may make up to 15 free transfers per contract year.


RESTRICTIONS ON TRANSFERS. To the extent permitted by applicable law, we reserve the right to restrict the number of transfers per year that you can request and to restrict you from making transfers on consecutive business days. In addition, your right to make transfers may be modified if we determine that the exercise by one or more Contract owners is, or would be, to the disadvantage of other owners. Restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right which we consider to be to the disadvantage of other owners. A modification could be applied to transfers to or from one or more of the Investment Divisions, and could include, but are not limited to:

o    requiring a minimum time period between each transfer;

o limiting transfer requests from an agent acting on behalf of one or more Contract owners or under a power of attorney on behalf of one or more Contract owners; or

o    limiting the dollar amount that you may transfer at any one time.

We reserve the right to modify your transfer rights if we believe it is necessary to prevent disadvantage to other owners.


                       TELEPHONE AND INTERNET TRANSACTIONS

THE BASICS
You can request certain transactions by telephone or at www.jnl.com, our Internet Web site. Our Customer Service representatives are available during business hours to provide you with information about your account. We require that you provide proper identification before performing transactions over the telephone or through our Internet Web site. For Internet transactions, this will include a Personal Identification Number (PIN). You may establish or change your PIN at www.jnl.com.

WHAT YOU CAN DO AND HOW
You may make transfers by telephone or through the Internet unless you elect not to have this privilege. Any authorization you provide to us in an application, at our Web site, or through other means will authorize us to accept transaction instructions, including fund transfers/allocations, by you and your financial representative unless you notify us to the contrary. To notify us, please call us at the Service Center number referenced in your Contract or on your quarterly statement.

WHAT YOU CAN DO AND WHEN
When authorizing a transfer, you must complete your telephone call by the close of the New York Stock Exchange (usually 4:00 p.m. Eastern time) in order to receive that day's accumulation unit value for an Investment Division.

Transfer instructions you send electronically are considered to be received by us at the time and date stated on the electronic acknowledgement we return to you. If the time and date indicated on the acknowledgement is before the close of the New York Stock Exchange, the instructions will be carried out that day. Otherwise the instructions will be carried out the next business day. We will retain permanent records of all Web-based transactions by confirmation number. If you do not receive an electronic acknowledgement, you should telephone our Service Center immediately.

HOW TO CANCEL A TRANSACTION
Telephone or Internet transfer requests may currently only be cancelled by calling the Service Center before the close of the New York Stock Exchange on the day the transaction will be processed.

OUR PROCEDURES
Our  procedures are designed to provide  reasonable  assurance that telephone or any other electronic authorizations are genuine. Our procedures include requesting identifying information and tape-recording telephone communications. We and our affiliates disclaim all liability for any claim, loss or expense resulting from any alleged error or mistake in connection with a transaction requested by telephone or other electronic means which you did not authorize. However, if we fail to employ reasonable procedures to ensure that all requested transactions are properly authorized, we may be held liable for such losses.

We do not guarantee access to telephonic and electronic information or that we will be able to accept transaction instructions via the telephone or electronic means at all times. We also reserve the right to modify, limit, restrict, or discontinue at any time and without notice the acceptance of instruction from someone other than you and/or this telephonic and electronic transaction privilege.

You may transfer your con-tract values among allocation options by telephone or via the Internet, but withdrawal requests and income payment elections must be in writing.


                              ACCESS TO YOUR MONEY

You can have access to the money in your Contract:

o    by making either a partial or complete withdrawal, or

o    by electing to receive income payments.

Your beneficiary can have access to the money in your Contract when a death benefit is paid.

When you make a complete withdrawal you will receive the value of your Contract on the day you make the withdrawal, minus any applicable premium tax, contract maintenance charge, charges due under any optional endorsement and all applicable withdrawal charges, adjusted for any applicable Excess Interest Adjustment.

Your withdrawal request must be in writing. We will accept withdrawal requests submitted via facsimile. There are risks associated with not requiring original signatures in order to disburse Contract owner monies.

Except in connection with the systematic withdrawal program, you must withdraw at least $500 or, if less, the entire amount in the Guaranteed Fixed Account or Investment Division from which you are making the withdrawal. After your withdrawal, you must have at least $100 left in the Guaranteed Fixed Account or Investment Division. Amounts may not be withdrawn from an Indexed Fixed Option until all other amounts under the Contract have been withdrawn.

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE. THERE ARE LIMITATIONS ON WITHDRAWALS FROM QUALIFIED PLANS. SEE "TAXES."

Withdrawals may be taxed, including a possible penalty tax if you are under age 59 1/2.

WAIVER OF WITHDRAWAL CHARGES FOR CERTAIN EMERGENCIES. We will waive the withdrawal charge (withdrawals from the Investment Divisions and the Guaranteed Fixed Account), but not any excess interest adjustment that would otherwise apply in certain circumstances by providing you, at no charge, the following:

o TERMINAL ILLNESS BENEFIT, under which we will waive any withdrawal charges on amounts of up to $250,000 of your contract value from the Fixed Accounts (other than values allocated to the Indexed Fixed Option) that you withdraw after providing us with a physician's statement that you have been diagnosed with an illness that will result in your death within 12 months;

o SPECIFIED CONDITIONS BENEFIT, under which you may make a one-time withdrawal of up to 25% (for joint owners, this benefit applies to each of them for 12 1/2%) of your contract value from the Separate Account or from the Fixed Accounts (other than values allocated to the Indexed Fixed Option) with no withdrawal charge after having provided us with a physician's statement that you have been diagnosed with one of the following conditions:

     o    Heart attack

     o    Stroke

     o    Coronary artery surgery

     o    Life threatening cancer

     o    Renal failure or

     o    Alzheimer's disease; and

o EXTENDED CARE BENEFIT, under which we will waive any withdrawal charges on amounts of up to $250,000 from the Separate Account or from the Fixed

     Account (excluding amounts in the Indexed Fixed Option) that you withdraw after providing us with a physician's statement that you have been confined to a nursing home or hospital for 90 consecutive days, beginning at least 30 days after your Contract was issued.

We will waive withdrawal charges in several situations where you need money for health care.

OPTIONAL FIVE-YEAR WITHDRAWAL CHARGE PERIOD. You may elect an endorsement to your Contract that substitutes for the Contract's usual seven-year withdrawal period a five-year withdrawal period with withdrawal charges in contribution years one through five of 8%, 7%, 6%, 4% and 2% respectively, and 0% thereafter. The charge for this optional feature on an annualized basis is 0.30% of average daily net asset value of your allocations to the Investment Divisions. You may not elect this option if you elect the 3%, 4% or 5% Contract Enhancement endorsement.

20% ADDITIONAL FREE WITHDRAWAL. If you elect the 20% Additional Free Withdrawal endorsement, you may withdraw an additional 20% of premiums that are no longer subject to a withdrawal charge (excluding premiums allocated to the Indexed Fixed Option), minus earnings, during a contract year without a withdrawal charge and you will pay 0.30% on an annual basis of the average daily net asset value of your allocations to the Investment Divisions. You may not elect this option if you elect the 3%, 4% or 5% Contract Enhancement endorsement. This endorsement will replace the 10% Additional Free Withdrawal.

SYSTEMATIC WITHDRAWAL PROGRAM. You can arrange to have money automatically sent to you periodically while your Contract is still in the accumulation phase. You will have to pay taxes on money you receive. You may be subject to a withdrawal charge and an excess interest adjustment. We reserve the right to charge a fee for participation or to discontinue offering this program in the future.

SUSPENSION OF WITHDRAWALS OR TRANSFERS. We may be required to suspend or delay withdrawals or transfers to or from an Investment Division when:

     o the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     o under applicable SEC rules, trading on the New York Stock Exchange is restricted;

     o under applicable SEC rules, an emergency exists so that it is not reasonably practicable to dispose of securities in an Investment Division or determine the value of its assets; or,

     o    the SEC, by order, may permit for the protection of owners.

We have reserved the right to defer payment for a withdrawal or transfer from the Guaranteed Fixed Accounts and the Indexed Fixed Option for the period permitted by law, but not more than six months.



                       INCOME PAYMENTS (THE INCOME PHASE)

The income phase of your Contract occurs when you begin receiving regular income payments from us. The INCOME DATE is the day those payments begin. You can choose the income date and an income option. The income options are described below.

If you do not choose an income option, we will assume that you selected Option 3, which provides a life annuity with 120 months of guaranteed payments.

You can change the income date or income option at any time before the income date, but changes of the income date may only be to a later date. You must give us written notice at least seven days before the scheduled income date. Income payments must begin by your 90th birthday under a non-qualified Contract or the calendar year in which you attain age 70 1/2 under a traditional Individual

Retirement Annuity. Distributions under qualified plans and Tax-Sheltered Annuities must begin by the later of the calendar year in which you attain age 70 1/2 or the calendar year in which you retire. Distributions from Roth IRAs are not required prior to your death.

At the income date, you can choose to receive fixed payments or variable payments based on the Investment Divisions. Unless you tell us otherwise, your income payments will be based on the Allocation Options that were in place on the income date.

You can choose to have income payments made monthly, quarterly, semi-annually, or annually. However, if you have less than $5,000 to apply toward an income option and state law permits, we may provide your payment in a single lump sum. Likewise, if your first income payment would be less than $50 and state law permits, we may set the frequency of payments so that the first payment would be at least $50.

In your Contract's income phase, we make regular payments to you.

The amount of your income payments can be guaranteed or can vary based on the performance of the Investment Divisions you select.

VARIABLE INCOME PAYMENTS. If you choose to have any portion of your income payments based upon one or more Investment Divisions, the dollar amount of your initial annuity payment will depend primarily upon the following:

     o the amount of your contract value you allocate to the Investment Division(s) on the income date;

     o the amount of any applicable premium taxes, recapture charges or withdrawal charges deducted from your contract value on the income date;

     o    which income option you select; and

     o the investment factors listed in your Contract that translate the amount of your contract value (as adjusted for applicable charges, frequency of payment and commencement date) into initial payment amounts that are measured by the number of annuity units of the Investment Division(s) you select credited to your Contract.

The investment factors in your Contract are calculated based upon a variety of factors, including an assumed investment rate of 3% for Option 4 or 4.5% for Options 1-3 and, if you select an income option with a life contingency, the age and gender of the annuitant.

We calculate the dollar amount of subsequent income payments that you receive based upon the performance of the Investment Divisions you select. If that performance (measured by changes in the value of annuity units) exceeds the assumed investment rate, then your income payments will increase; if that performance is less than the assumed investment rate, then your income payments will decrease.

INCOME OPTIONS. The annuitant is the person whose life we look to when we make income payments (each description assumes that you are the owner and annuitant). The following income options may not be available in all states.

OPTION 1 - Life Income. This income option provides monthly payments for your life.

OPTION 2 - Joint and Survivor. This income option provides monthly payments for your life and for the life of another person (usually your spouse) selected by you.

OPTION 3 - Life Annuity With at least 120 or 240 Monthly Payments . This income option provides monthly payments for the annuitant's life, but with payments continuing to the beneficiary for the remainder of 10 or 20 years (as you select) if the annuitant dies before the end of the selected period. If the beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment.

OPTION 4 - Income for a Specified Period. This income option provides monthly payments for any number of years from 5 to 30. If the beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment.

ADDITIONAL OPTIONS - We may make other income options available.

GUARANTEED MINIMUM INCOME BENEFIT. The optional Guaranteed Minimum Income Benefit ("GMIB") endorsement guarantees a minimum fixed income benefit (under certain life contingent options) after a period of at least 10 contract years, subject to specific conditions, regardless of the Allocation Option(s) you select during the accumulation phase. This benefit is only available if

     o    you elect it prior to your Contract's issue date;

     o    the annuitant is not older than age 75 on the issue date; and

     o you exercise it on or within 30 calendar days of your 10th, or any subsequent contract anniversary, but in no event later than the contract anniversary immediately following the annuitant's 85th birthday.

The GMIB will terminate and will not be payable at the earliest of:

     o    the income date;

     o the 31st calendar day following the contract anniversary immediately after the annuitant's 85th birthday;

     o    the date you make a total withdrawal from the Contract;

     o upon your death (unless your spouse is your beneficiary, elects to continue the Contract and is eligible for this benefit); or

     o    if the owner is not a natural person, upon the death of the annuitant.

You have the option of taking the GMIB instead of the other income options described above. Your monthly income option payments will be calculated by applying the "GMIB Benefit Base" (described below) to the annuity rates in the table of guaranteed purchase rates attached to the GMIB endorsement. The only type of income payments available under the GMIB are fixed annuity income payments (available options are listed in the endorsement).

Both the amount of the GMIB and the quarterly charge for the GMIB (described above in the Charges section) are based upon an amount called the "GMIB BENEFIT BASE." The GMIB Benefit Base is the greater of (a) or (b), where (a) is:

     o    all premiums you have paid (net of any applicable premium taxes); PLUS

     o any Contract Enhancements credited on or before the business day the GMIB Benefit Base is being calculated; MINUS

     o    an adjustment  (described  below) for any  withdrawals  (including any
          applicable   charges  and  excess   interest   adjustments   to  those
          withdrawals); MINUS

     o    annual  contract  maintenance   charges,   transfer  charges  and  any
          applicable charges due under any optional endorsement and MINUS

     o    any taxes  incurred;

compounded at an annual interest rate of 6% from the date your Contract was issued until the earlier of the annuitant's 80th birthday or the date the GMIB is exercised;

AND (B) IS:

     o the greatest contract value on any contract anniversary prior to the annuitant's 81st birthday; MINUS

     o an adjustment (described below) for any withdrawals after that contract anniversary (including any applicable charges and excess interest adjustments for those withdrawals); PLUS

     o any premiums paid (net of any applicable premium taxes) after that contract anniversary; MINUS

     o any annual contract maintenance charge, transfer charge, and any applicable charges due under any optional endorsement deducted after that contract anniversary; and MINUS

o        any taxes deducted after that contract anniversary.

All adjustments to the GMIB Benefit Base will be deemed to occur at the time of the withdrawal, premium payment, or the deduction of the specified charges or taxes. Adjustments for withdrawals (including related charges and excess interest adjustments) will reduce the GMIB Benefit Base in the same proportion that contract value was reduced on the date of that withdrawal.

The GMIB Benefit Base will never exceed:

     o 200% of premiums paid (net of any applicable premium taxes and excluding premiums paid in the 12 months prior to the date the GMIB is exercised); minus

     o    any  withdrawals   (including  related  charges  and  excess  interest
          adjustments); minus

     o    annual  contract  maintenance   charges,   transfer  charges  and  any
          applicable charges due under any optional endorsement; and minus

     o    taxes incurred since that Contract was issued.

If you are the annuitant under your Contract and your spouse continues the Contract after your death, your spouse will become the annuitant and will continue to be eligible for the GMIB as long as he or she would have been eligible as an annuitant when your Contract was issued and is age 84 or younger. If your spouse doesn't satisfy those criteria, then the GMIB will terminate and the charge for the GMIB discontinued. Similarly, if an owner who is a natural person is not the annuitant and the annuitant dies, you (the owner) may select a new annuitant (who must be a person eligible to be an annuitant on the issue date and is age 84 or younger ). If the new annuitant in that situation does not satisfy those criteria then the GMIB will terminate and the GMIB charge discontinued. In the event of joint annuitants, the age of the youngest annuitant will be used for all these determinations.

The optional GMIB lets you plan your retirement with greater certainty about the minimum amounts that will be available as fixed income payments on an exercise date at least 10 years after the issue date. Read carefully the age and timing restrictions on issuance and exercise of the GMIB.


                                  DEATH BENEFIT

The death benefit paid to your beneficiary upon your death is calculated as of the date we receive completed claim forms and proof of death from the beneficiary of record. The death benefit paid will be the basic death benefit unless you have selected the Earnings Protection Benefit and/or one of the three other death benefit endorsements.

BASIC DEATH BENEFIT. If you die before moving to the income phase, the person you have chosen as your beneficiary will receive a death benefit. If you have a joint owner, the death benefit will be paid when the first joint owner dies. The surviving joint owner will be treated as the beneficiary. Any other beneficiary designated will be treated as a contingent beneficiary. Only a spousal beneficiary has the right to continue the contract in force upon your death.

The death benefit equals the greater of:

     o Your contract value on the date we receive proof of death and completed claim forms from your beneficiary; or

     o The total premiums you have paid since your Contract was issued minus prior withdrawals (including any applicable charges and adjustments), annual contract maintenance charges, transfer charges, any applicable charges due under any optional endorsement and premium taxes.

The death benefit can be paid under one of the following death benefit options:

     o    single lump sum payment; or

     o    payment of entire death  benefit  within 5 years of the date of death;
          or

     o payment of the death benefit under an income option over the beneficiary's lifetime or for a period not extending beyond the beneficiary's life expectancy.

Unless the beneficiary chooses to receive the death benefit in a single sum, the beneficiary must elect an income option within the 60-day period beginning with the date we receive proof of death and payments must begin within one year of the date of death. If the beneficiary chooses to receive the death benefit in a single sum and all the necessary requirements are met, we will pay the death benefit within seven days. If your beneficiary is your spouse, he/she may elect to continue the Contract in his/her own name. The Spousal Continuation option is one way to continue your contract. See "Spousal Continuation Option" below.

If you die before your Contract's income phase, your beneficiary will be paid at least the greater of your contract value or your net premium payments.

EARNINGS PROTECTION BENEFIT. The Earnings Protection Benefit is an optional benefit that may increase the amount of the death benefit payable at your death. If you are 75 years of age or younger when your Contract is issued, you may elect the Earnings Protection Benefit.

If you are under the age of 70 when your Contract is issued and you elect the Earnings Protection Benefit, the amount that will be added to the death benefit that is otherwise payable is 40% of the earnings in your Contract, subject to the limit described below.

If you are age 70 - 75 when your Contract is issued and you elect the Earnings Protection Benefit, the amount that will be added to the death benefit that is otherwise payable is 25% of the earnings in your Contract, subject to the limit described below.

For purposes of this benefit, we define EARNINGS as the amount by which the sum of your contract value exceeds the REMAINING PREMIUMS (premiums not previously withdrawn). For purposes of this calculation, your Indexed Fixed Option value will be the amount allocated to the Indexed Fixed Option accumulated at 3% annually, and adjusted for any amounts cancelled or withdrawn for charges, deductions, withdrawals or any taxes due. If the earnings amount is negative, i.e., the total remaining premiums are greater than your contract value, no Earnings Protection Benefit will be paid. In determining the maximum amount of earnings on which we will calculate your Earnings Protection Benefit, earnings shall never exceed 250% of the remaining premiums, excluding remaining premiums paid in the 12 months prior to the date of your death (other than your initial premium if you die in the first contract year).

As described below, if your spouse exercises the Special Spousal Continuation Option upon your death, the Earnings Protection Benefit will be paid upon your death and your spouse may then discontinue the Earnings Protection Benefit. If your spouse fails to make such an election, the Earnings Protection Benefit will remain in force and upon your spouse's death we will pay an Earnings Protection Benefit if the Contract has accrued additional earnings since your death. In calculating that benefit, we will not take into consideration earnings accrued on or prior to the Continuation Date (as defined in "Special Spousal Continuation Option" below). In addition, the maximum earnings on which we calculate the Earnings Protection Benefit is 250% of the contract value after application of the Continuation Adjustment plus remaining premiums paid on or after the Continuation Date (excluding remaining premiums paid within 12 months of your spouse's death).

You must elect the Earnings Protection Benefit when you apply for your Contract. Once elected, the benefit may not be terminated. However, if the Contract is continued under the Special Spousal Continuation Option, your spouse may then elect to discontinue the Earnings Protection Benefit.

No Earnings Protection Benefit (other than a "Continuation Adjustment" described below in "Special Spousal Continuation") will be paid:

     o    If your Contract is in the income phase at the time of your death;

     o    If there are no earnings in your Contract; or

     o If your spouse exercises the Special Spousal Continuation Option (described below) and either

     o    is age 76 or older at the Continuation Date or

     o    elects to discontinue the Earnings Protection Benefit.

If you elect this  benefit,  we will deduct an additional  annualized  charge of
 .30% of the average daily asset value of your allocations to the Investment Divisions during the accumulation phase of the Contract.

This charge continues if your spouse elects to continue the Contract under the Special Spousal Continuation Option unless your spouse elects to discontinue it. The Earnings Protection Benefit may not be available in your state. See your financial advisor for information regarding the availability of the Earnings Protection Benefit.

AN OPTIONAL EARNINGS PROTECTION BENEFIT ENDORSEMENT (FOR A CHARGE AT AN ANNUAL RATE OF 0.30%) ADDS UP TO 40% OF YOUR CONTRACT'S "EARNINGS" TO YOUR DEATH BENEFIT. EARNINGS CAN NOT EXCEED 250% OF THE REMAINING PREMIUM.


OPTIONAL DEATH BENEFITS. You may elect to protect your Contract's death benefit from certain types of poor investment performance by selecting (in lieu of or in addition to any Earnings Protection Benefit) one of three optional death benefits:

     I. 5% COMPOUNDED DEATH BENEFIT, changes your basic death benefit to the greatest of:

          (a) Your "contract value" on the date we receive proof of death and completed claim forms from your beneficiary; or

          (b) Total "Net Premiums" (premiums you paid net of premium taxes minus any withdrawals (including any applicable charges and adjustments), annual contract maintenance charges, transfer charges, any applicable charges due under any optional endorsement and taxes we have paid); or

          (c) Total Net Premiums since your Contract was issued, compounded at 5% (4% if you are age 70 or older on the date your Contract is issued); or

          (d) Your contract value at the end of your seventh contract year, plus Net Premiums you paid after the seventh contract year, compounded at 5% (4% if you are age 70 or older on the date your Contract is issued).

Amounts in (c) and (d) are limited to 250% of net premiums paid under your contract.

II. MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT changes your basic death benefit to the greatest of:

          (a) Your "contract value" on the date we receive proof of death and completed claim forms from your beneficiary; or

          (b)  Total net premiums since your Contract was issued; or

          (c) Your greatest contract value on any contract anniversary prior to your 81st birthday, reduced by any withdrawals (including any applicable withdrawal charges and adjustments), annual contract maintenance charges, transfer charges, and any applicable charges due under any optional endorsement subsequent to that contract anniversary, plus any premiums paid (net of any applicable premium taxes) subsequent to that contract anniversary, minus taxes deducted subsequent to that contract anniversary.

III. COMBINATION DEATH BENEFIT, changes your basic death benefit to the greatest of:

          (a) Your "contract value" on the date we receive proof of death and completed claim forms from your beneficiary; or

          (b)  Total Net Premiums since your Contract was issued; or

          (c) Total Net Premiums since your Contract was issued, compounded at 5% (4% if you are age 70 or older on the date your Contract is issued); or

          (d) Your contract value at the end of your seventh contract year, plus Net Premiums you paid after the seventh contract year, compounded at 5% (4% if you are age 70 or older on the date your Contract is issued); or

          (e) Your greatest contract value on any contract anniversary prior to your 81st birthday, reduced by any withdrawals (including any applicable withdrawal charges and adjustments, annual contract maintenance charges, transfer charges and any applicable charges due under any optional endorsement subsequent to that contract anniversary, plus any premiums paid (net of any applicable premium taxes) subsequent to that contract anniversary, minus taxes deducted subsequent to that contract anniversary.

Amounts in (c) and (d) are limited to 250% of net premiums paid under your contract.

For purposes of calculating I. (c),(d), II. (c) and III. (c), (d) and (e), all adjustments to the Net Premiums will occur at the time of the withdrawal, premium payment, or deduction of the annual contract maintenance charges, transfer charges, any applicable charges due to optional endorsement or taxes and all adjustments for amounts withdrawn will reduce the Net Premiums in items
I. (c),(d), II. (c) and III. (c), (d) and (e) above in the same proportion that the contract value was reduced on the date of that withdrawal.

For purposes of determining "contract value," the amount attributable to the Indexed Fixed Option will be the value of the Indexed Fixed Option on the Index Determination Date (as described in the product brochure for the Indexed Fixed option) immediately preceding the date we receive a completed request for payment in good order.

You may not elect the Maximum Anniversary Value Death Benefit or the Combination Death Benefit if you are older than age 80 when your Contract is issued. The closer to age 81 you are when your Contract is issued, the less advantageous it would be for you to select these options. The optional death benefits may not be available in all states.

EACH OF THE THREE OPTIONAL DEATH BENEFITS IS DESIGNED TO INCREASE YOUR DEATH BENEFIT FROM THAT PROVIDED BY THE BASE DEATH BENEFIT ONLY IF THE INVESTMENT PERFORMANCE AND CREDITED RATES OF THE ALLOCATION OPTIONS TO WHICH YOU HAVE ALLOCATED YOUR CONTRACT VALUES HAS NOT BEEN SUFFICIENT TO MAKE YOUR CONTRACT VALUE THE APPLICABLE DEATH BENEFIT. NORMALLY, EACH OF THE THREE OPTIONAL DEATH BENEFITS WOULD BE GREATER THAN YOUR CONTRACT'S BASE DEATH BENEFIT IF YOUR CONTRACT VALUE IS NOT GREATER THAN NET PAYMENTS. IF YOU MAKE SUBSTANTIAL WITHDRAWALS, HOWEVER, IT IS POSSIBLE IN SOME CIRCUMSTANCES FOR YOUR CONTRACT'S BASE DEATH BENEFIT TO BE GREATER THAN ANY OF THE OPTIONAL DEATH BENEFITS, EVEN if your contract value is not greater than your net payments.

For additional fees, we offer 3 optional endorsements that make your death benefit no less than:
* NET PREMIUMS PAID UNDER THE CONTRACT, ACCUMULATED AT 5% (4% IF YOU WERE AGE 70 OR OLDER ON THE ISSUE DATE), UP TO A MAX OF 250% OF NET PREMIUMS; OR
* YOUR HIGHEST CONTRACT VALUE ON ANY CONTRACT ANNIVERSARY PRIOR TO AGE 81 (REDUCED BY WITHDRAWALS AFTER THAT ANNIVERSARY AND PLUS NET PAYMENTS AFTER THAT ANNIVERSARY); OR
*    THE GREATER OF THOSE TWO CALCULATIONS.


SPECIAL SPOUSAL CONTINUATION OPTION. If your spouse is the beneficiary and elects to continue the Contract in his or her own name after your death, pursuant to the Special Spousal Continuation Option no death benefit will be paid at that time. Instead, we will contribute to the Contract a CONTINUATION ADJUSTMENT, which is the amount by which the death benefit that would have been payable (including the Earnings Protection Benefit, and optional death benefit, if any) exceeds the contract value. We calculate this amount using the contract value and death benefit as of the date we receive completed forms and due proof of death from the beneficiary of record and the spousal beneficiary's written request to continue the Contract (the "CONTINUATION DATE"). We will add this amount to the Contract based on the current allocation instructions at the time of your death, subject to any minimum allocation restrictions, unless we receive other allocation instructions from your spouse. The Special Spousal Continuation Option may not be available in your state. See your financial advisor for information regarding the availability of the Special Spousal Continuation Option.

If you have contract values allocated to the Indexed Fixed Option on the Continuation Date, we will transfer your Indexed Fixed Option value to the one-year Guaranteed Fixed Account option. Your spouse may then transfer this amount to any available Investment Division or Guaranteed Fixed Account options, but your spouse may not transfer this amount back into the Indexed Fixed Option. If your spouse subsequently withdraws any of the amount transferred, we may charge a withdrawal charge on any portion of the amount withdrawn attributable to premiums. We will base the withdrawal charge on the number of years since the premium originally was allocated to the Indexed Fixed Option. Contract value may remain in the Indexed Fixed Option if your spouse continues the Contract other than under the Special Spousal Continuation Option. This means spousal continuation of the Contract does not include a Continuation Adjustment.

If your spouse continues the Contract in his/her own name under the Spousal Continuation Option, the new contract value will be considered the initial premium for purposes of determining any future death benefit including any

Earnings Protection Benefit under the Contract. The age of the surviving spouse at the time of the continuation of the Contract will be used to determine all benefits under the Contract.

If your spouse elects to continue the Contract, your spouse, as new owner, cannot terminate most of the optional benefits you elected. However, your spouse may then terminate the Earnings Protection Benefit and no further Earnings Protection Benefit charges will be deducted and no Earnings Protection Benefit will be paid upon your spouse's death. The Contract, and its optional benefits, remain the same, except as described above. Your spouse will also be subject to the same fees, charges and expenses under the Contract as you were.

UNLESS YOUR SPOUSE DISCONTINUES THE EARNINGS PROTECTION BENEFIT ON THE CONTINUATION DATE, CHARGES FOR THE BENEFIT WILL BE DEDUCTED EVEN THOUGH NO ENHANCED EARNINGS BENEFIT WILL APPLY IF YOUR SPOUSE IS 76 OR OLDER WHEN THE CONTRACT IS CONTINUED.

A beneficiary who is the spouse of the Contract owner may elect to continue the Contract rather than receive a death benefit payment. In that case, the contract value will be increased by the amount (if any) that the death benefit that would have been paid exceeds contract value at the death of the owner.

DEATH OF OWNER ON OR AFTER THE INCOME DATE. If you or a joint owner dies, and is not the annuitant, on or after the income date, any remaining payments under the income option elected will continue at least as rapidly as under the method of distribution in effect at the date of death. If you die, the beneficiary becomes the owner. If the joint owner dies, the surviving joint owner, if any, will be the designated beneficiary. Any other beneficiary designation on record at the time of death will be treated as a contingent beneficiary. A contingent beneficiary is entitled to receive payment only after the beneficiary dies. If the joint owner, if any, or the Beneficiary is the spouse of the deceased owner, he or she may elect to continue the Contract, at the current contract value (i.e., with no Continuation Adjustment) in his or her own name and exercise all the owner's rights under the Contract.

DEATH OF ANNUITANT. If the annuitant is not an owner or joint owner and the annuitant dies before the income date, you can name a new annuitant. If you do not name a new annuitant within 30 days of the death of the annuitant, you will become the annuitant. However, if the owner is a non-natural person (for example, a corporation), then the death of the annuitant will be treated as the death of the owner, and a new annuitant may not be named.

If the annuitant dies on or after the income date, any remaining guaranteed payment will be paid to the beneficiary as provided for in the income option selected. Any remaining guaranteed payment will be paid at least as rapidly as under the method of distribution in effect at the annuitant's death.

                                      TAXES

THE FOLLOWING IS ONLY GENERAL INFORMATION AND IS NOT INTENDED AS TAX ADVICE TO ANY INDIVIDUAL. ADDITIONAL TAX INFORMATION IS INCLUDED IN THE SAI. YOU SHOULD CONSULT YOUR OWN TAX ADVISER AS TO HOW THESE GENERAL RULES WILL APPLY TO YOU IF YOU PURCHASE A CONTRACT.

TAX-QUALIFIED AND NON-QUALIFIED CONTRACTS. If you purchase your Contract as a part of a tax-qualified plan such as an Individual Retirement Annuity (IRA), Tax-Sheltered Annuity (sometimes referred to as a 403(b) contract), or pension or profit-sharing plan (including a 401(k) plan or H.R. 10 Plan) your Contract will be what is referred to as a QUALIFIED CONTRACT. Tax deferral under a tax-qualified contract arises under the specific provisions of the Internal Revenue Code (Code) governing the tax-qualified plan, so a tax-qualified contract should be purchased only for the features and benefits other than tax deferral that are available under a tax-qualified contract, and not for the purpose of obtaining tax deferral. You should consult your own adviser regarding these features and benefits of the Contract prior to purchasing a tax-qualified Contract.

If you do not purchase your Contract as a part of any tax-qualified pension plan, specially sponsored program or an individual retirement annuity, your Contract will be what is referred to as a NON-QUALIFIED CONTRACT.

The amount of your tax liability on the earnings under and the amounts received from either a tax-qualified or a non-qualified contract will vary depending on the specific tax rules applicable to your contract and your particular circumstances.

Taxes on earnings under a non-qualified contract are deferred until distributed in a withdrawal, in-come payment or loan. Earnings are assumed to be the first amount withdrawn but INCOME PAYMENTS ARE ASSUMED TO BE PART EARNINGS AND PART return of premium.

NON-QUALIFIED CONTRACTS - GENERAL TAXATION. Increases in the value of a non-qualified contract attributable to undistributed earnings are generally not taxable to the contract owner or the annuitant until a distribution (either a withdrawal or an income payment) is made from the contract. This tax deferral is generally not available under a non-qualified contract owned by a non-natural person (e.g., a corporation or certain other entities other than a trust holding the contract as an agent for a natural person). Loans based on a non-qualified contract are treated as distributions.

NON-QUALIFIED CONTRACTS - WITHDRAWALS AND INCOME PAYMENTS. Any withdrawal from a non-qualified contract is taxable as ordinary income to the extent it does not exceed the accumulated earnings under the contract. A part of each income payment under a nonqualified contract is generally treated as a non-taxable return of premium. The balance of each income payment is taxable as ordinary income. The amounts of the taxable and non-taxable portions of each income payment are determined based on the amount of the investment in the contract and the length of the period over which income payments are to be made. Income payments received after you have received all of your investment in the contract are fully taxable as ordinary income. Additional information is provided in the SAI.

The Code also imposes a 10% penalty on certain taxable amounts received under a non-qualified contract. This penalty tax will not apply to any amounts:

     o    paid on or after the date you reach age 59 1/2;

     o    paid to your beneficiary after you die;

     o paid if you become totally disabled (as that term is defined in the Code);

     o paid in a series of substantially equal payments made annually (or more frequently) for your life or for a period not exceeding your life expectancy or the life expectancy of a beneficiary;

     o    paid under an immediate annuity; or

     o    which come from premiums made prior to August 14, 1982.

Withdrawals prior to age 59 1/2 may be subject to a penalty tax.

TAX-QUALIFIED CONTRACTS - WITHDRAWALS AND INCOME PAYMENTS. The Code imposes limits on loans, withdrawals, and income payments under tax-qualified contracts. These limits and the tax computation rules are summarized in the SAI. Any withdrawals under a tax-qualified contract will be taxable except to the extent they are allocable to an investment in the contract (any after-tax contributions). In most cases, there will be little or no investment in the contract for a tax-qualified contract because contributions will have been made on a pre-tax or tax-deductible basis.

Withdrawals from tax-qualified con-tracts are tax-able (other than after-tax contributions, if any).

WITHDRAWALS - TAX-SHELTERED ANNUITIES. The Code limits the withdrawal of amounts attributable to purchase payments made under a salary reduction agreement from Tax-Sheltered Annuities. Withdrawals can only be made when an owner:

     o    reaches age 59 1/2;

     o    leaves his/her job;

     o    dies;

     o    becomes disabled (as that term is defined in the Code); or

     o in the case of hardship. However, in the case of hardship, the owner can only withdraw the premium and not any earnings.

WITHDRAWALS - ROTH IRAs. Subject to certain limitations, individuals may also purchase a type of non-deductible IRA annuity known as a Roth IRA annuity. Qualified distributions from Roth IRA annuities are entirely federal income tax free. A qualified distribution requires that the individual has held the Roth IRA annuities for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on account of the individual's death or disability, or as a qualified first-time home purchase, subject to $10,000 lifetime maximum, for the individual, or for a spouse, child, grandchild, or ancestor.

CONSTRUCTIVE WITHDRAWALS - INVESTMENT ADVISER FEES. Withdrawals from non-qualified contracts for the payment of investment adviser fees will be considered taxable distributions from the contract. In a series of Private Letter Rulings, however, the Internal Revenue Service has held that the payment of investment adviser fees from a tax-qualified contract need not be considered a distribution for income tax purposes. Under the facts in these Rulings:

     o there was a written agreement providing for payments of the fees solely from the annuity contract,

     o    the contract owner had no liability for the fees and

     o    the fees were paid solely from the annuity contract to the adviser.

DEATH BENEFITS. Any death benefits paid under the contract are taxable to the beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate or gift taxes may also apply.

Death benefits are tax-able to the beneficiary. Estate or gift taxes may also apply.

STATUS OF EARNINGS PROTECTION BENEFIT AND THE OTHER OPTIONAL DEATH BENEFITS. With respect to IRAs, our understanding of current law is that the tax status of the Earnings Protection Benefit and the other optional death benefits is unclear. To resolve any uncertainty, we have asked the Internal Revenue Service to approve the use of the Earnings Protection Benefit Endorsement and the other optional death benefits in IRAs. We believe that use of the Earnings Protection Benefit Endorsement and the other optional death benefits should not result in adverse tax treatment. However, WE CAN GIVE NO ASSURANCE THAT THE INTERNAL REVENUE SERVICE WILL APPROVE THE USE OF THE OPTIONAL EARNINGS PROTECTION BENEFIT AND THE OTHER OPTIONAL DEATH BENEFITS IN IRAS. The Earnings Protection Benefit and other optional death benefits, therefore, will not be offered in the IRA market until we receive approval from the Internal Revenue Service.

ASSIGNMENT. An assignment of your Contract will generally be a taxable event. Assignments of a tax-qualified contract may also be limited by the Code and the Employee Retirement Income Security Act of 1974, as amended. These limits are summarized in the SAI. You should consult your tax adviser prior to making any assignment of your Contract.

DIVERSIFICATION. The Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. We believe that the underlying investments are being managed so as to comply with these requirements.

OWNER CONTROL. In three Revenue Rulings issued between 1977 and 1982, the Internal Revenue Service (IRS) held that where a contract holder had certain forms of actual or potential control over the investments held under a variable annuity contract, the contract owner had to be treated as the owner of those assets and thus taxable on the income and gains produced by those assets. A holder of a Contract will not have any of the specific types of control that were described in those Rulings. In addition, in 1999, the IRS announced that it would not apply the holdings of these Rulings to holders of tax-qualified contracts that hold mutual fund shares as investments. However, because of the continuing uncertainty as to the scope and application of these Rulings, we reserve the right to modify the Contract to the extent required to maintain favorable tax treatment.

                               OTHER INFORMATION

DOLLAR COST AVERAGING. If the amount allocated to the Investment Divisions plus the amount allocated to Fixed Accounts (other than the Index Fixed Option) is at least $15,000, you can arrange to have a regular amount of money periodically transferred automatically into the Investment Divisions and other Guaranteed Fixed Accounts from the Guaranteed Fixed Accounts or any of the Investment Divisions. In the case of transfers from the Guaranteed Fixed Accounts or Investment Divisions with a stable unit value to the Investment Divisions, this can let you pay a lower average cost per unit over time than you would receive if you made a one-time purchase. Transfers from the more volatile Investment Divisions may not result in lower average costs and such Investment Divisions may not be an appropriate source of dollar cost averaging transfers in volatile markets. Certain restrictions may apply. We do not currently charge for participation in the program, but may do so in the future.

DOLLAR COST AVERAGING PLUS (DCA+). DCA+ Fixed Accounts are "source accounts" designed for dollar cost averaging transfers to Investment Divisions or systematic transfers to other Guaranteed Fixed Accounts. DCA+ Fixed Accounts are credited with an enhanced interest rate. If a DCA+ Fixed Account is selected, funds in the DCA+ Fixed Accounts will be systematically transferred to the Investment Divisions or other Guaranteed Fixed Accounts chosen over the DCA+ term selected. We do not currently charge for participation in the programs but may do so in the future.

Systematic transfers facilitate a dollar cost averaging strategy and do not count against your 15 free transfers per year.

EARNINGS SWEEP. You can choose to move from the source accounts either a dollar amount, percentage or earnings (only applicable from the 1-year Fixed Account Option and the Money Market sub-account).

REBALANCING.  You can arrange to have us automatically  reallocate your contract value among Investment Divisions periodically to maintain your selected allocation percentages. We do not currently charge for participation in this program, but may do so in the future.

FREE LOOK. You may return your Contract to the selling agent or us within ten days (or longer if required by your state) after receiving it. We will return

     o    the contract value, plus

     o any fees (other than asset-based fees) and expenses deducted from the premiums minus

     o    any applicable Contract Enhancement recapture charges.

We will determine the contract value in the Investment Divisions as of the date we receive your Contract if you mail it to us or the date you return it to the selling agent. We will return premium payments where required by law.

Your Contract has a free look period of 10 days (or longer, if required by your state).

ADVERTISING. From time to time, we may advertise several types of performance of the Investment Divisions.

     o TOTAL RETURN is the overall change in the value of an investment in an Investment Division over a given period of time.

     o STANDARDIZED AVERAGE ANNUAL TOTAL RETURN is calculated in accordance with SEC guidelines.

     o NON-STANDARDIZED TOTAL RETURN may be for periods other than those required by, or may otherwise differ from, standardized average annual total return. For example, if a Series has been in existence longer than the Investment Division, we may show non-standardized performance for periods that begin on the inception date of the Series, rather than the inception date of the Investment Division.

     o YIELD refers to the income generated by an investment over a given period of time.

Performance will be calculated by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. Performance will reflect the deduction of the mortality and expense risk and administration charges and may reflect the deduction of contract maintenance and withdrawal charges, but will not reflect charges for optional features except in performance data used in sales materials that promote those optional features. The deduction of withdrawal charges and/or the charges for optional features, would reduce the percentage increase or make greater any percentage decrease.

We may advertise several types of performance of the Investment Divisions.

MARKET TIMING AND ASSET ALLOCATION SERVICES. Market timing and asset allocation services must comply with our administrative systems, rules and procedures. Prior to utilizing the market timing and asset allocation services, a market timing agreement, which sets forth certain conditions, must be signed. Because excessive trades in a Series can hurt its performance and harm contract owners, we reserve the right to refuse any transfer requests from a market timing and asset allocation service or other non-contract owners that we believe will disadvantage the Series or the contract owners.

We reserve the right to limit market timing transfers that we believe will disadvantage other Contract owners.

RESTRICTIONS UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM (ORP). Contracts issued to participants in ORP contain restrictions required under the Texas Administrative Code. In accordance with those restrictions, a participant in ORP will not be permitted to make withdrawals prior to such participant's retirement, death, attainment of age 70 1/2 or termination of employment in a Texas public institution of higher education. The restrictions on withdrawal do not apply in the event a participant in ORP transfers the contract value to another approved contract or vendor during the period of ORP participation.

MODIFICATION OF YOUR CONTRACT. Only our President, Vice President, Secretary or Assistant Secretary may approve a change to or waive a provision of your Contract. Any change or waiver must be in writing. We may change the terms of your Contract without your consent in order to comply with changes in applicable law, or otherwise as we deem necessary.

LEGAL PROCEEDINGS. We have been named as a defendant in civil litigation proceedings substantially similar to other litigation brought against many life insurers alleging misconduct in the sale of insurance products. These matters are sometimes referred to as market conduct litigation. The litigation against us purports to include purchasers of certain life insurance and annuity products from us during the period from 1981 to present. We have retained national and local counsel experienced in the handling of such litigation, and are vigorously defending these actions. A favorable outcome is anticipated, and at this time it is not feasible to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome in such actions. In addition, We are a defendant in several individual actions that involve similar issues, including an August 1999 verdict against us for $32.5 million in punitive damages. We have appealed the verdict on the basis that it is not supported by the facts or the law, and we are seeking a ruling reversing the judgment.

                              TABLE OF CONTENTS OF
                     THE STATEMENT OF ADDITIONAL INFORMATION

General Information and History .................................         2

Services ........................................................         2

Purchase of Securities Being Offered ............................         3

Underwriters ....................................................         3

Calculation of Performance ......................................         3

Additional Tax Information .......................................       18

Net Investment Factor ............................................       18

Financial Statements .............................................       20

                                   APPENDIX A

DOW JONES DOES NOT:

o Sponsor, endorse, sell or promote the JNL/First Trust The Dowsm Target 10 Series.

o Recommend that any person invest in the JNL/First Trust The DowsmTarget 10 Series or any other securities.

o Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the JNL/First Trust The Dowsm Target 10 Series.

o Have any responsibility or liability for the administration, management or marketing of the JNL/First Trust The Dowsm Target 10 Series.

o Consider the needs of the JNL/First Trust The Dowsm Target 10 Series in determining, composing or calculating the DJIA or have any obligation to do so.


--------------------------------------------------------------------------------
DOW JONES WILL NOT HAVE ANY LIABILITY IN CONNECTION WITH THE JNL/FIRST TRUST THE DOWSM TARGET 10 SERIES. SPECIFICALLY,

O DOW JONES DOES NOT MAKE ANY WARRANTY, EXPRESS OR IMPLIED, AND DOW JONES DISCLAIMS ANY WARRANTY ABOUT:

O THE RESULTS TO BE OBTAINED BY THE JNL/FIRST TRUST THE DOWSM TARGET 10 SERIES, THE OWNERS OF THE JNL/FIRST TRUST THE DOW TARGET 10 SERIES OR ANY OTHER PERSON IN CONNECTION WITH THE USE OF THE DJIA AND THE DATA INCLUDED IN THE DJIA;

O    THE ACCURACY OR COMPLETENESS OF THE DJIA AND ITS DATA;

O THE MERCHANTABILITY AND THE FITNESS FOR A PARTICULAR PURPOSE OR USE OF THE DJIA AND ITS DATA;

O DOW JONES WILL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS IN THE DJIA OR ITS DATA;

O UNDER NO CIRCUMSTANCES WILL DOW JONES BE LIABLE FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF DOW JONES KNOWS THAT THEY MIGHT OCCUR.

O THE LICENSING AGREEMENT BETWEEN FIRST TRUST ADVISORS L.P. (SUB-ADVISER TO THE JNL VARIABLE FUND LLC) AND DOW JONES IS SOLELY FOR THEIR BENEFIT AND NOT FOR THE BENEFIT OF THE OWNERS OF THE JNL/FIRST TRUST THE DOWSM TARGET
     10       SERIES       OR       ANY       OTHER        THIRD        PARTIES.
--------------------------------------------------------------------------------

                                   APPENDIX B
    ----------------------------------------------------------------------------
    JNL EXAMPLE 1
    ----------------------------------------------------------------------------
                      100,000.00  : Premium
                           6.00%  : Withdrawal Charge Year 4
                           4.00%  : Contract Enhancement
                           0.57%  : Contract Enhancement Charge
                           2.50%  : Recapture Charge Year 4
                           8.00%  : Gross Return
                           6.28%  : Net Return (Gross Return -1.15% asset based
                                    charges - CE Charge)

    AT END OF YEAR 4
                      132,690.41 : Contract Value at end of year 4 100,000.00 : Net Withdrawal requested

                       32,690.41  : Earnings
                       73,562.39  : Premium withdrawn (grossed up to account for
                       ---------    WC and RC)
                      106,252.80  : Total Gross Withdrawal

                      106,252.80  : Total Gross Withdrawal
                       -4,413.74  : Withdrawal Charge
                       -1,839.06  : Recapture Charge
                       ---------
                      100,000.00  : Total Net Withdrawal
    ----------------------------------------------------------------------------


    ----------------------------------------------------------------------------
    JNL EXAMPLE 2
    ----------------------------------------------------------------------------
                         10/1/01
                      100,000.00  : Premium
                           7.00%  : Withdrawal Charge Contribution Year 3
                           2.50%  : Recapture Charge Contribution Year 3
                         12/1/01
                      100,000.00  : Premium
                           8.00%  : Withdrawal Charge Contribution Year 2
                           4.00%  : Recapture Charge Contribution Year 2

                           4.00%  : Contract Enhancement
                           0.00%  : Net Return

                         11/1/03
                      208,000.00 : Contract Value at end of year 3 150,000.00 : Net Withdrawal Requested

                        8,000.00  : Earnings
                       12,000.00  : Additional Free withdrawal amount
                      100,000.00  : Premium 1 withdrawn (grossed up to account
                                    for WC and RC)
                       44,886.36  : Premium 2 withdrawn (grossed up to account
                       ---------
                                    for WC and RC)
                      164,886.36  : Total Gross Withdrawal

                      164,886.36  : Total Gross Withdrawal
                       -7,000.00  : Withdrawal Charge from Premium 1
                       -2,500.00  : Recapture Charge from Premium 1
                       -3,590.91  : Withdrawal Charge from Premium 2
                       -1,795.45  : Recapture Charge from Premium 2
                       ---------
                      150,000.00  : Total Net Withdrawal
    ----------------------------------------------------------------------------





--------------------------------------------------------------------------------
QUESTIONS: If you have any questions about your Contract, you may contact us at:
--------------------------------------------------------------------------------


ANNUITY SERVICE CENTER:           1 (800) 766-4683

         Mail Address:            P.O. Box 378002, Denver, Colorado 80237-8002

--------------------------------------------------------------------------------
         Delivery Address:        8055 East Tufts Avenue, Second Floor, Denver,
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                  Colorado  80237
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
INSTITUTIONAL MARKETING
GROUP SERVICE CENTER:             1 (800) 777-7779
--------------------------------------------------------------------------------

         MAIL ADDRESS:            P.O. Box 30386, Lansing, Michigan  48909-9692

--------------------------------------------------------------------------------
         DELIVERY ADDRESS:        1 Corporate Way, Lansing, Michigan  48951
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                  Attn:  IMG
--------------------------------------------------------------------------------

HOME OFFICE:                      1 Corporate Way, Lansing, Michigan  48951

                       STATEMENT OF ADDITIONAL INFORMATION


                                 _________, 2001



                          INDIVIDUAL AND GROUP DEFERRED
                      FIXED AND VARIABLE ANNUITY CONTRACTS
               ISSUED BY THE JACKSON NATIONAL SEPARATE ACCOUNT - I
                   OF JACKSON NATIONAL LIFE INSURANCE COMPANY



This Statement of Additional Information (SAI) is not a prospectus. It contains information in addition to and more detailed than set forth in the Prospectus and should be read in conjunction with the Prospectus dated________, 2001. The Prospectus may be obtained from Jackson National Life Insurance Company by writing P.O. Box 378002, Denver, Colorado 80237-8002, or calling 1-800-766-4683.
Not all Investment Divisions described in this SAI may be available for investment.





                                TABLE OF CONTENTS
                                                                 Page

General Information and History....................................2
Services...........................................................2
Purchase of Securities Being Offered...............................3
Underwriters.......................................................3
Calculation of Performance.........................................3
Additional Tax Information.........................................8
Net Investment Factor ............................................18
Financial Statements .............................................20

General Information and History

Jackson National Separate Account - I (Separate Account) is a separate investment account of Jackson National Life Insurance Company (Jackson National). Jackson National is a wholly-owned subsidiary of Brooke Life Insurance Company, and is ultimately a wholly-owned subsidiary of Prudential plc, London, England, a life insurance company in the United Kingdom.

The S&P/JNL Divisions are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. (S&P). S&P makes no representation or warranty, express or implied, to the owners of the Divisions or any member of the public regarding the advisability of investing in securities generally or in the Divisions particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the Separate Account (Licensee) is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which are determined, composed and calculated by S&P without regard to the Licensee or the Divisions. S&P has no obligation to take the needs of the Licensee or the owners of the Divisions into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Divisions or the timing of the issuance or sale of the Divisions or in the determination or calculation of the equation by which the Divisions are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Divisions.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE DIVISIONS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Services

Jackson National is the custodian of the assets of the Separate Account. Jackson National has custody of all cash of the Separate Account and attends to the collection of proceeds of shares of the underlying funds bought and sold by the Separate Account.

Effective October 15, 1999, ____________, 303 East Wacker Drive, Chicago, Illinois 60601, assumed responsibility for certain of the audit and reporting functions previously provided by __________________ to Jackson National. These changes were put into effect by Jackson National as of the date referenced above. Neither Jackson National nor the Separate Account has received an adverse opinion, nor were there any disagreements with ______________.

Jorden Burt LLP of Washington, D.C. has provided advice on certain matters relating to the federal securities and income tax laws in connection with the contracts described in the Prospectus.

Purchase of Securities Being Offered

The contracts will be sold by licensed insurance agents in states where the contracts may be lawfully sold. The agents will be registered representatives of broker-dealers that are registered under the Securities Exchange Act of 1934 and members of the National Association of Securities Dealers, Inc. (NASD).

Underwriters

The contracts are offered continuously and are distributed by Jackson National Life Distributors, Inc. (JNLD), 401 Wilshire Boulevard, Suite 1200, Santa Monica, California 90401. JNLD is a subsidiary of Jackson National. No underwriting commissions are paid by Jackson National to JNLD.

Calculation of Performance

When Jackson National advertises performance for an investment division (except the PPM America/JNL Money Market Division), we will include quotations of standardized average annual total return to facilitate comparison with standardized average annual total return advertised by other variable annuity separate accounts. Standardized average annual total return for an investment division will be shown for periods beginning on the date the investment division first invested in the corresponding series. We will calculate standardized average annual total return according to the standard methods prescribed by rules of the Securities and Exchange Commission.

Standardized average annual total return for a specific period is calculated by taking a hypothetical $1,000 investment in an investment division at the offering on the first day of the period ("initial investment"), and computing the average annual compounded rate of return for the period that would equate the initial investment with the ending redeemable value ("redeemable value") of that investment at the end of the period, carried to at least the nearest hundredth of a percent. Standardized average annual total return reflects the deduction of all recurring charges that are charged to all contracts. The redeemable value also reflects the effect of any applicable withdrawal charge that may be imposed at the end of the period. No deduction is made for premium taxes which may be assessed by certain states. Standardized performance has not been included since the Separate Account has not been in operation for a full fiscal year.

Jackson National may also advertise non-standardized total return on an annualized and nonannualized (cumulative) basis. Non-standardized total return may be for periods other than those required to be presented or may otherwise differ from standardized average annual total return. The contract is designed for long term investment; therefore, Jackson National believes that non-standardized total return that does not reflect the deduction of any applicable withdrawal charge may be useful to investors. Reflecting the deduction of the withdrawal charge decreases the level of performance advertised. Non-standardized total return may also assume a larger initial investment which more closely approximates the size of a typical contract.

The non-standardized total returns that each investment division (except the PPM America/JNL Money Market Division) would have achieved if it had been invested in the corresponding series for the periods ending December 31, 2000, calculated in a manner similar to standardized average annual total return but assuming a hypothetical initial investment of $10,000 and without deducting the contract maintenance charge or the withdrawal charge, are shown in the tables below. The first table shows non-standardized returns for contracts with no optional endorsements. The second table shows non-standardized returns for contracts with maximum endorsements. More recent returns may be more or less than the stated returns due to market volatility.

           Non-Standardized Return For a Contract with No Endorsements
                          [to be updated by amendment]


                                                      One Year Period     Five Years Period
                                                           Ended          Ended December 31,    Since Inception of
                                                      December 31, 2000        2000            Corresponding Series
                                                      --------------       --------------      --------------------
AIM/JNL Large Cap Growth Division*
AIM/JNL Small Cap Growth Division*
AIM/JNL Value II Division*
Alger/JNL Growth Division2
Alliance Capital/JNL Growth Division4
Eagle/JNL Core Equity Division3
Eagle/JNL SmallCap Equity Division3
Janus/JNL Aggressive Growth Division1
Janus/JNL Balanced Division6
Janus/JNL Capital Growth Division1
Lazard/JNL Mid-Cap Value Division**
Lazard/JNL Small Cap Value Division**
Oppenheimer/JNL Global Growth Division***
Oppenheimer/JNL Growth Division***
PIMCO/JNL Total Return Bond Series****
PPM America/JNL Balanced Division1
PPM America/JNL High Yield Bond Division1
Putnam/JNL Growth Division1
Putnam/JNL International Equity Division1
Putnam/JNL Midcap Growth Division6
Putnam/JNL Value Equity Division1
Salomon Brothers/JNL Global Bond Division1
Salomon Brothers/JNL U.S. Government & Quality
        Bond Division1
S&P/JNL Conservative Growth Division I4
S&P/JNL Moderate Growth Division I4
S&P/JNL Aggressive Growth Division I4
S&P/JNL Very Aggressive Growth Division I4
S&P/JNL Equity Growth Division I4
S&P/JNL Equity Aggressive Growth Division I4
T. Rowe Price/JNL Established Growth Division1
T. Rowe Price/JNL Mid-Cap Growth Division1
T. Rowe Price/JNL Value Division6
First Trust/JNL the DowSM Target 10 Division5





1    Corresponding series commenced operations on May 15, 1995.
2    Corresponding series commenced operations on October 16, 1995.
3    Corresponding series commenced operations on September 16, 1996.
4    Corresponding series commenced operations on March 2, 1998.
5    Corresponding series commenced operations on July 2, 1999.
6    Corresponding series commenced operations on May 1, 2000.
*    Corresponding series commenced operations on [               ].
**   Corresponding series commenced operations on [               ].
***  Corresponding series commenced operations [               ].
**** Corresponding series commenced operations on [               ].



Prior to May 1, 2000, the JNL/Putnam International Equity Division was the T. Rowe Price/JNL International Equity Investment Division and the corresponding series was sub-advised by Rowe Price-Fleming International, Inc.

        Non-Standardized Return For a Contract with Maximum Endorsements




                                                      One Year Period     Five Years Period
                                                           Ended          Ended December 31,    Since Inception of
                                                      December 31, 2000        2000            Corresponding Series
                                                      --------------       --------------      --------------------
AIM/JNL Large Cap Growth Division*
AIM/JNL Small Cap Growth Division*
AIM/JNL Value II Division*
Alger/JNL Growth Division2
Alliance Capital/JNL Growth Division4
Eagle/JNL Core Equity Division3
Eagle/JNL SmallCap Equity Division3
Janus/JNL Aggressive Growth Division1
Janus/JNL Balanced Division6
Janus/JNL Capital Growth Division1
Lazard/JNL Mid-Cap Value Division**
Lazard/JNL Small Cap Value Division**
Oppenheimer/JNL Global Growth Division***
Oppenheimer/JNL Growth Division***
PIMCO/JNL Total Return Bond Series****
PPM America/JNL Balanced Division1
PPM America/JNL High Yield Bond Division1
Putnam/JNL Growth Division1
Putnam/JNL International Equity Division1
Putnam/JNL Midcap Growth Division6
Putnam/JNL Value Equity Division1
Salomon Brothers/JNL Global Bond Division1
Salomon Brothers/JNL U.S. Government & Quality
        Bond Division1
S&P/JNL Conservative Growth Division I4
S&P/JNL Moderate Growth Division I4
S&P/JNL Aggressive Growth Division I4
S&P/JNL Very Aggressive Growth Division I4
S&P/JNL Equity Growth Division I4
S&P/JNL Equity Aggressive Growth Division I4
T. Rowe Price/JNL Established Growth Division1
T. Rowe Price/JNL Mid-Cap Growth Division1
T. Rowe Price/JNL Value Division6
First Trust/JNL the DowSM Target 10 Division5






Standardized average annual total return quotations will be current to the last day of the calendar quarter preceding the date on which an advertisement is submitted for publication. Both standardized average annual total return quotations and non-standardized total return quotations will be based on rolling calendar quarters and will cover at least periods of one, five, and ten years, or a period covering the time the investment division has been in existence, if it has not been in existence for one of the prescribed periods. If the corresponding series has been in existence for longer than the investment division, the non-standardized total return quotations will show the investment performance the investment division would have achieved (reduced by the applicable charges) had it been invested in the series for the period quoted.

Quotations of standardized average annual total return and non-standardized total return are based upon historical earnings and will fluctuate. Any quotation of performance should not be considered a guarantee of future performance. Factors affecting the performance of an investment division and its corresponding series include general market conditions, operating expenses and investment management. An owner's withdrawal value upon surrender of a contract may be more or less than its original cost.

Jackson National may advertise the current annualized yield for a 30-day period for an investment division. The annualized yield of an investment division refers to the income generated by the investment division over a specified 30-day period. Because this yield is annualized, the yield generated by an investment division during the 30-day period is assumed to be generated each 30-day period. The yield is computed by dividing the net investment income per accumulation unit earned during the period by the price per unit on the last day of the period, according to the following formula:

         [OBJECT OMITTED]

Where:

 a  =  net investment income earned during the period by the series attributable to shares owned by the investment division.
 b  =  expenses for the investment division accrued for the period (net of reimbursements).
 c  =  the average daily number of accumulation units outstanding during the period.
 d = the maximum offering price per accumulation unit on the last day of the period.

Net investment income will be determined in accordance with rules established by the Securities and Exchange Commission. Accrued expenses will include all recurring fees that are charged to all contracts. No yield data is included here because these are new contracts.

Because of the charges and deductions imposed by the Separate Account, the yield for an investment division will be lower than the yield for the corresponding series. The yield on amounts held in the investment division normally will fluctuate over time. Therefore, the disclosed yield for any given period is not an indication or representation of future yields or rates of return. An investment division's actual yield will be affected by the types and quality of portfolio securities held by the series and the series operating expenses.

Any current yield quotations of the PPM America/JNL Money Market Division will consist of a seven calendar day historical yield, carried at least to the nearest hundredth of a percent. We may advertise yield for the Division based on different time periods, but we will accompany it with a yield quotation based on a seven day calendar period. The PPM America/JNL Money Market Division's yield will be calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one accumulation unit at the beginning of the base period, subtracting a hypothetical charge reflecting deductions from contracts, and dividing the net change in account value by the value of the account at the beginning of the period to obtain a base period return and multiplying the base period return by (365/7). The PPM America/JNL Money Market Division's effective yield is computed similarly but includes the effect of assumed compounding on an annualized basis of the current yield quotations of the Division.

The PPM America/JNL Money Market Division's yield and effective yield will fluctuate daily. Actual yields will depend on factors such as the type of instruments in the series' portfolio, portfolio quality and average maturity, changes in interest rates, and the series' expenses. Although the investment division determines its yield on the basis of a seven calendar day period, it may use a different time period on occasion. The yield quotes may reflect the expense limitations described in the series' Prospectus or Statement of Additional Information. There is no assurance that the yields quoted on any given occasion will be maintained for any period of time and there is no guarantee that the net asset values will remain constant. It should be noted that neither a contract owner's investment in the PPM America/JNL Money Market Division nor that Division's investment in the PPM America/JNL Money Market Series, is guaranteed or insured. Yields of other money market funds may not be comparable if a different base or another method of calculation is used.

Additional Tax Information

NOTE: INFORMATION CONTAINED HEREIN SHOULD NOT BE SUBSTITUTED FOR THE ADVICE OF A PERSONAL TAX ADVISER. JACKSON NATIONAL DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY CONTRACT OR ANY TRANSACTION INVOLVING THE CONTRACTS. PURCHASERS BEAR THE COMPLETE RISK THAT THE CONTRACTS MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT OTHER SPECIAL RULES MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS.

General

Section 72 of the Internal Revenue Code of 1986, as amended (the "Code"), governs taxation of annuities in general. An individual owner is not taxed on increases in the value of a contract until distribution occurs, either in the form of a withdrawal or as annuity payments under the annuity option elected. For a withdrawal received as a total surrender (total redemption or a death benefit), the recipient is taxed on the portion of the payment that exceeds the cost basis of the contract. For a payment received as a partial withdrawal, federal tax liability is generally determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the contract is withdrawn. For contracts issued in connection with non-qualified plans, the cost basis is generally the premiums, while for contracts issued in connection with tax-qualified plans there may be no cost basis. The taxable portion of a withdrawal is taxed at ordinary income tax rates. Tax penalties may also apply.

For annuity payments, a portion of each payment in excess of an exclusion amount is includable in taxable income. All annuity payments in excess of the exclusion amount are fully taxable at ordinary income rates.

The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the contract (adjusted for any period certain or refund feature) bears to the expected return under the contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the contract (adjusted for any period certain or refund guarantee) by the fixed or estimated number of years for which annuity payments are to be made. No exclusion is allowed with respect to any payments received after the investment in the contract has been recovered (i.e., when the total of the excludable amounts equals the investment in the contract). For certain types of tax-qualified plans there may be no cost basis in the contract within the meaning of Section 72 of the Code.

The taxable portion is taxed at ordinary income tax rates. Owners, annuitants and beneficiaries under the contracts should seek competent financial advice about the tax consequences of distributions.

Jackson National is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from Jackson National and its operations form a part of Jackson National.

Withholding Tax on Distributions

The Code generally requires Jackson National (or, in some cases, a plan administrator) to withhold tax on the taxable portion of any distribution or withdrawal from a contract. For "eligible rollover distributions" from contracts issued under certain types of tax-qualified plans, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" to another eligible plan in a direct transfer. This requirement is mandatory and cannot be waived by the owner.

An "eligible rollover distribution" is the taxable portion of any amount received by a covered employee from a plan qualified under Section 401(a) or 403(a) of the Code, or from a tax sheltered annuity qualified under Section 403(b) of the Code (other than (1) a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee, and his or her designated beneficiary, or for a specified period of ten years or more; (2) minimum distributions required to be made under the Code; and (3) hardship withdrawals). Failure to "rollover" the entire amount of an eligible rollover distribution (including an amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a penalty tax on premature withdrawals, described later in this section.

Withdrawals or distributions from a contract other than eligible rollover distributions are also subject to withholding on the estimated taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming 3 withholding exemptions.

Generally, the amount of any payment of interest to a non-resident alien of the United States shall be subject to withholding of a tax equal to thirty (30%) percent of such amount or, if applicable, a lower treaty rate. A payment may not be subject to withholding where the recipient sufficiently establishes that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and such payment is included in the recipient's gross income.

Diversification -- Separate Account Investments

Section 817(h) of the Code imposes certain asset diversification standards on variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments held in any segregated asset account underlying the contract are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the contract as an annuity contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to the receipt of payments under the contract. The Code contains a safe harbor provision which provides that annuity contracts, such as the Contracts, meet the diversification requirements if, as of the close of each calendar quarter, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

The Treasury Department has issued Regulations establishing diversification requirements for the mutual funds underlying variable contracts. These Regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under these Regulations, a mutual fund will be deemed adequately diversified if (1) no more than 55% of the value of the total assets of the mutual fund is represented by any one investment; (2) no more than 70% of the value of the total assets of the mutual fund is represented by any two investments; (3) no more than 80% of the value of the total assets of the mutual fund is represented by any three investments; and (4) no more than 90% of the value of the total assets of the mutual fund is represented by any four investments.

Jackson National intends that each series of the JNL Series Trust will be managed by its respective investment adviser in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which contract owner control of the investments of a segregated asset account will cause the contract owner to be treated as the owner of the assets of the segregated asset account pursuant to Revenue Rulings 77-85, 80-274 and 81-225 that are referenced in the Prospectus. The Treasury Department also stated in 1986 that further guidance on this issue would be forthcoming. The only official guidance that has been issued on this issue since the regulations were published in 1986 was Revenue Procedure 99-44 which stated that satisfying the asset diversification regulations "does not prevent a contract holder's control of the investments of a segregated asset account from causing the contract holder, rather than the insurance company, to be treated as the owner of the assets in the account."

The amount of owner control which may be exercised under the contract is not comparable to the kinds of control that were present in any of the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was the owner of the assets of the separate account. At this time it cannot be determined whether additional guidance will be provided on these issues and what standards may be contained in such guidance. Due to the uncertainty in this area, Jackson National reserves the right to modify the contract to the extent required to maintain favorable tax treatment.

Multiple Contracts

The Code provides that multiple annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such multiple contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. Owners should consult a tax adviser prior to purchasing more than one annuity contract in any calendar year.

Partial 1035 Exchanges

Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. Historically, it was presumed that only the exchange of an entire contract, as opposed to a partial exchange, would be accorded tax-free status. In 1998 in Conway vs. Commissioner, the Tax Court held that the direct transfer of a portion of an annuity contract into another annuity contract qualified as a non-taxable exchange. On November 22, 1999, the Internal Revenue Service filed an Action on Decision which indicated that it acquiesced in the Tax Court decision in Conway. However, in its acquiescence with the decision of the Tax Court, the Internal Revenue Service stated that it will challenge transactions where taxpayers enter into a series of partial exchanges and annuitizations as part of a design to avoid application of the 10% premature distribution penalty or other limitations imposed on annuity contracts under the Code. In the absence of further guidance from the Internal Revenue Service it is unclear what specific types of partial exchange designs and transactions will be challenged by the Internal Revenue Service. Due to the uncertainty in this area owners should consult their own tax advisers prior to entering into a partial exchange of an annuity contract.

Contracts Owned by Other than Natural Persons

Under Section 72(u) of the Code, the investment earnings on premiums for contracts will be taxed currently to the owner if the owner is a non-natural person, e.g., a corporation or certain other entities. Such contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to contracts held by a trust or other entity as an agent for a natural person nor to contracts held by certain tax-qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a contract to be owned by a non-natural person.

Tax Treatment of Assignments

An assignment or pledge of a contract may have tax consequences. Any assignment or pledge of a tax-qualified contract may also be prohibited by ERISA in some circumstances. Owners should, therefore, consult competent legal advisers should they wish to assign or pledge their contracts.

Death Benefits

Any death benefits paid under the Contract are taxable to the beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate or gift taxes may also apply.

Tax-Qualified Plans

The contracts offered by the Prospectus are designed to be suitable for use under various types of tax-qualified plans. Taxation of owners of a tax-qualified contract will vary based on the type of plan and the terms and conditions of each specific plan. Owners, annuitants and beneficiaries are cautioned that benefits under a tax-qualified contract may be subject to the terms and conditions of the plan, regardless of the terms and conditions of the contracts issued to fund the plan.

Tax Treatment of Withdrawals

Non-Qualified Contracts

Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the contract value exceeds the aggregate premiums made, any amount withdrawn not in the form of an annuity payment will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are included in a taxpayer's gross income. Section 72 further provides that a 10% penalty will apply to the income portion of any distribution. The penalty is not imposed on amounts received: (1) after the taxpayer reaches 59 1/2; (2) upon the death of the owner; (3) if the taxpayer is totally disabled as defined in Section 72(m)(7) of the Code; (4) in a series of substantially equal periodic payments made at least annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his beneficiary; (5) under an immediate annuity; or (6) which are allocable to premium payments made prior to August 14, 1982.

With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Tax-Qualified Contracts

In the case of a withdrawal under a tax-qualified contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a tax-qualified contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including contracts issued and qualified under Code Sections 401 (pension and profit sharing plans), 403(b) (tax-sheltered annuities) and 408 and 408A (IRAs). To the extent amounts are not included in gross income because they have been rolled over to an IRA or to another eligible qualified plan, no tax penalty will be imposed.

The tax penalty will not apply to the following distributions: (1) if distribution is made on or after the date on which the owner or annuitant (as applicable) reaches age 59 1/2; (2) distributions following the death or disability of the owner or annuitant (as applicable) (for this purpose "disability" is defined in Section 72(m)(7) of the Code); (3) after separation from service, distributions that are part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the owner or annuitant (as applicable) or the joint lives (or joint life expectancies) of such owner or annuitant (as applicable) and his or her designated beneficiary; (4) distributions to an owner or annuitant (as applicable) who has separated from service after he has attained age 55; (5) distributions made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code
Section 213 to the owner or annuitant (as applicable) for amounts paid during the taxable year for medical care; (6) distributions made to an alternate payee pursuant to a qualified domestic relations order; (7) distributions made on account of an IRS levy upon the qualified contracts, (8) distributions from an IRA after separation from employment for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the contract owner or annuitant (as applicable) and his or her spouse and dependents if the contract owner or annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the contract owner or annuitant (as applicable) has been re-employed for at least 60 days); (9) distributions from an IRA made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) (as applicable) for the taxable year; and (10) distributions from an individual retirement annuity made to the owner or annuitant (as applicable) which are qualified first time home buyer distributions (as defined in Section 72(t)(8) of the Code). The exceptions stated in items (4) and (6) above do not apply in the case of an IRA. The exception stated in (3) above applies to an IRA without the requirement that there be a separation from service.

With respect to (3) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Withdrawals of amounts attributable to contributions made pursuant to a salary reduction agreement (in accordance with Section 403(b)(11) of the Code) are limited to the following: when the owner attains age 59 1/2, separates from services, dies, becomes disabled (within the meaning of Section 72(m)(7) of the Code), or in the case of hardship. Hardship withdrawals do not include any earnings on salary reduction contributions. These limitations on withdrawals apply to: (1) salary reduction contributions made after December 31, 1988; (2) income attributable to such contributions; and (3) income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers or exchanges between certain tax-qualified plans. Tax penalties may also apply. While the foregoing limitations only apply to certain contracts issued in connection with Section 403(b) plans, all owners should seek competent tax advice regarding any withdrawals or distributions.

The taxable portion of a withdrawal or distribution from tax-qualified contracts may, under some circumstances, be "rolled over" into another eligible plan so as to continue to defer income tax on the taxable portion. Such treatment is available for an "eligible rollover distribution" made by certain types of plans (as described above under "Taxes -- Withholding Tax on Distributions") that is transferred within 60 days of receipt into another eligible plan or an IRA. Plans making such eligible rollover distributions are also required, with some exceptions specified in the Code, to provide for a direct transfer of the distribution to the transferee plan designated by the recipient.

Amounts received from IRAs may also be rolled over into other IRAs or certain other plans, subject to limitations set forth in the Code.

Generally, distributions from a tax-qualified plan must commence no later than April 1 of the calendar year following the year in which the employee attains the later of age 70 1/2 or the date of retirement. In the case of an IRA, distribution must commence no later than April 1 of the calendar year following the year in which the owner attains age 70 1/2. Required distributions must be over a period not exceeding the life or life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax on the amount not distributed is imposed on the individual.

Types of Tax-Qualified Plans

The contracts offered herein are designed to be suitable for use under various types of tax-qualified plans. Taxation of participants in each tax-qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a tax-qualified plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into Jackson National's administrative procedures. Jackson National is not bound by the terms and conditions of such plans to the extent such terms conflict with the terms of a contract, unless Jackson National specifically consents to be bound. Owners, Annuitants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contracts comply with applicable law.

A tax-qualified contract will not provide any necessary or additional tax deferral if it is used to fund a tax-qualified plan that is tax deferred. However, the contract has features and benefits other than tax deferral that may make it an appropriate investment for a tax-qualified plan. Following are general descriptions of the types of tax-qualified plans with which the contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding tax-qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a contract issued under a tax-qualified plan.

Contracts issued pursuant to tax-qualified plans include special provisions restricting contract provisions that may otherwise be available as described herein. Generally, contracts issued pursuant to tax-qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Tax-Qualified Contracts. (See "Tax Treatment of Withdrawals - Tax-Qualified Contracts" above.)

On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by Jackson National in connection with certain Tax-Qualified Plans will utilize tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

         (a) Tax-Sheltered Annuities

         Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c) (3) of the Code. These qualifying employers may make contributions to the contracts for the benefit of their employees. Such contributions are not included in the gross income of the employee until the employee receives distributions from the contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, non-discrimination and withdrawals. Employee loans are not allowed under these contracts. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

         (b) Individual Retirement Annuities

         Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "individual retirement annuity" ("IRA annuity"). Under applicable limitations, certain amounts may be contributed to an IRA annuity which will be deductible from the individual's taxable income. IRA annuities are subject to limitations on eligibility, contributions, transferability and distributions. Sales of IRA annuities are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of contracts to be qualified as IRA annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

         (c) Roth IRA Annuities

         Section 408A of the Code provides that individuals may purchase a non-deductible IRA annuity, known as a Roth IRA annuity. Purchase payments for Roth IRA annuities are limited to a maximum of $2,000 per year and are not deductible from taxable income. The Economic Growth & Tax Relief Reconciliation Act of 2001 (the "Act") increases the maximum annual dollar limitation limit for IRA contributions (including Roth IRA contributions) from $2,000 to $3,000 for calendar years 2002 through 2004; $4,000 for calendar years 2005 through 2007; and $5,000 for 2008. After 2008, the limit will be adjusted annually for inflation in $500 increments. In addition, the Act allows individuals age 50 and older to make additional catch-up IRA contributions. The otherwise maximum contribution limit (before application of adjusted gross income phase-out limits) for an individual who had celebrated his or her 50th birthday before the end of the tax year is increased by $500 for 2002 through 2005, and $1,000 for 2006 and later.

         Lower maximum limitations apply to individuals with adjusted gross incomes between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately. An overall $2,000 annual limitation (increased as discussed above) continues to apply to all of a taxpayer's IRA annuity contributions, including Roth IRA annuities and non-Roth IRA annuities.

         Qualified distributions from Roth IRA annuities are free from federal income tax. A qualified distribution requires that the individual has held the Roth IRA annuity for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution which is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA annuity. The 10% penalty tax and the regular IRA annuity exceptions to the 10% penalty tax apply to taxable distributions from Roth IRA annuities.

         Amounts may be rolled over from one Roth IRA annuity to another Roth IRA annuity. Furthermore, an individual may make a rollover contribution from a non-Roth IRA annuity to a Roth IRA annuity, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA annuity being rolled over that would be included in income if the distributions were not rolled over. There are no similar limitations on rollovers from one Roth IRA annuity to another Roth IRA annuity.

         (d) Pension and Profit-Sharing Plans

         The Internal Revenue Code permits employers, including self-employed individuals, to establish various types of qualified retirement plans for employees. These retirement plans may permit the purchase of the contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be included in the gross income of the employee until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, transferability of benefits, withdrawals and surrenders. Purchasers of contracts for use with pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

         (e) Eligible Deferred Compensation Plans -- Section 457

         Under Code provisions, employees and independent contractors performing services for state and local governments and other tax-exempt organizations may participate in eligible deferred compensation plans under Section 457 of the Code. The amounts deferred under a Plan which meets the requirements of Section 457 of the Code are not taxable as income to the participant until paid or otherwise made available to the participant or beneficiary. As a general rule, the maximum amount which can be deferred in any one year is the lesser of $8,500 or 33 1/3 percent of the participant's includible compensation. The Act increases the dollar limit on deferrals to conform to the elective deferral limitation. The Act also increases the elective deferral limitation to $11,000 for 2002 and in $1,000 annual increments thereafter until it reaches $15,000 in 2006. The limit is indexed for inflation after that in $500 increments. The Act also increases the 33 1/3 percent of compensation limitation on deferrals to 100 percent of compensation. In limited circumstances, the plan may provided for additional catch-up contributions in each of the last three years before normal retirement age. Furthermore, the Code provides additional requirements and restrictions regarding eligibility and distributions.

         All of the assets and income of an eligible deferred compensation plan established by a governmental employer must be held in trust for the exclusive benefit of participants and their beneficiaries. For this purpose, custodial accounts and certain annuity contracts are treated as trusts. The requirement of a trust does not apply to amounts under a Plan of a tax-exempt (non-governmental) employer. In addition, the requirement of a trust does not apply to amounts under a Plan of a governmental employer if the Plan is not an eligible plan within the meaning of section 457(b) of the Code. In the absence of such a trust, amounts under the plan will be subject to the claims of the employer's general creditors.

         In general, distributions from a Plan are prohibited under section 457 of the Code unless made after the participant:

                o attains age 70 1/2,
                o separates from service,
                o dies, or
                o suffers an unforeseeable financial emergency as defined in the regulations.

Under present federal tax law, amounts accumulated in a Plan under section 457 of the Code cannot be transferred or rolled over on a tax-deferred basis except for certain transfers to other Plans under section 457.

Net Investment Factor

The net investment factor is an index applied to measure the net investment performance of an investment division from one valuation date to the next. The net investment factor for any investment division for any valuation period during the accumulation and annuity phases is determined by dividing (a) by (b) and then subtracting (c) from the result where:

  (a) is the net result of:

       (1) the net asset value of a series share held in the investment division determined as of the valuation date at the end of the valuation period, plus

       (2) the per share amount of any dividend or other distribution declared by the series if the "ex-dividend" date occurs during the valuation period, plus or minus

       (3) a per share credit or charge with respect to any taxes paid or reserved for by Jackson National during the valuation period which are determined by Jackson National to be attributable to the operation of the investment division (no federal income taxes are applicable under present law);

  (b) is the net asset value of the series share held in the investment division determined as of the valuation date at the end of the preceding valuation period; and

  (c) is the asset charge factor determined by Jackson National for the valuation period to reflect the asset-based charges (the mortality and expense risk charge), administration charge, and any applicable charges for optional benefits.

Also see "Income Payments (The Income Phase)" in the Prospectus.

Since the net investment factor may be greater than, less than, or equal to one, and the factor that offsets the 3% investment rate assumed is slightly less than one, the value of an annuity unit (which changes with the product of that factor) and the net investment may increase, decrease or remain the same.




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PART C.  OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

          (a)  Financial Statements:
               (1)  Financial  statements  and  schedules  included  in  Part A:
                          Not Applicable

               (2)  Financial statements and schedules included in Part B:

                    Jackson National Separate Account - I:

                    Report of Independent Accountants
                    Statement of Assets and Liabilities as of
                         December 31, 2000
                    Statement of Operations for the Year Ended
                         December 31, 2000
                    Statement of Cash Flows for the Year Ended
                         December 31, 2000
                    Statement of Changes in Net Assets for the Years Ended
                         December 31, 2000 and December 31, 1999
                          Notes to Financial Statements

                    Jackson National Life Insurance Company:

                    Report of Independent Accountants
                    Consolidated Balance Sheet at December 31,
                         2000 and 1999
                    Consolidated Income Statement for the
                         years ended December 31, 2000, 1999 and
                         1998
                    Consolidated Statement of Stockholder's Equity and
                         Comprehensive Income for the years ended December 31, 2000, 1999 and 1998
                    Consolidated Statement of Cash flows for the
                         years ended December 31, 2000, 1999 and
                         1998
                    Notes to Consolidated Financial Statements

Item 24.(b)  Exhibits

Exhibit
No.             Description

1. Resolution of Depositor's Board of Directors authorizing the establishment of the Registrant, incorporated by reference to the Registrant's Post-Effective Amendment No. 9, filed on April 21, 1999 (File Nos. 33-82080 and 811-8664).

2.       Not Applicable

3. General Distributor Agreement dated May 24, 1995, incorporated by reference to the Registrant's Post-Effective Amendment Number 3, filed on April 30, 1996 (File Nos. 33-82080 and 811-8664).

4.a. Specimen of the Perspective II Fixed and Variable Annuity Contract, attached hereto.

b. Specimen of Tax Sheltered Annuity Endorsement, to be filed by amendment.

c. Specimen of Retirement Plan Endorsement, to be filed by amendment.

d. Specimen of Individual Retirement Annuity Endorsement, to be filed by amendment.

e.       Specimen of Roth IRA Endorsement, to be filed by amendment.

f. Specimen of Earnings Protection Benefit Endorsement, attached hereto.

g.       Specimen of 5% Compounded Death Benefit Endorsement, attached hereto.

h.       Specimen of Combination Death Benefit Endorsement, attached hereto.

i. Specimen of Maximum Anniversary Value Death Benefit Endorsement, attached hereto.

j. Specimen of 20% Additional Free Withdrawal Benefit Endorsement, attached hereto.

k. Specimen of Five-Year Withdrawal Charge Schedule Endorsement, attached hereto.

l.       Specimen of 2% Contract Enhancement Endorsement, attached hereto.

m.       Specimen of 3% Contract Enhancement Endorsement, attached hereto.

n.       Specimen of 4% Contract Enhancement Endorsement, attached hereto.

o.       Specimen of 5% Contract Enhancement Endorsement, attached hereto.

p. Specimen of Guaranteed Minimum Income Benefit Endorsement, attached hereto.

5. Form of the Perspective II Fixed and Variable Annuity Application, attached hereto.

6.a. Articles of Incorporation of Depositor, incorporated by reference to the Registrant's Post-Effective Amendment Number 3, filed on April 30, 1996 (File Nos. 33-82080 and 811-8664).

b.       By-laws of Depositor, incorporated by reference to the
         Registrant's   Post-Effective   Amendment   Number 3,  filed on
         April 30, 1996 (File Nos. 33-82080 and 811-8664).

7.       Not Applicable

8.       Not Applicable

9.       Opinion and Consent of Counsel, to be filed by amendment.

10.      Consent of Independent Accountants, to be filed by amendment.

11.      Not Applicable

12.      Not Applicable

13. Schedule of Computation of Performance, to be filed by amendment.

14. Power of Attorney, incorporated by reference to Registrant's Post-Effective Amendment Number 15, filed on July 30, 2001 (File Nos. 33-82080 and 811-8664).

Item 25.  Directors and Officers of the Depositor

         Name and Principal                 Positions and Offices
         Business Address                   with Depositor

         Richard D. Ash                     Vice President -
         1 Corporate Way                    Actuary & Appointed Actuary
         Lansing, Michigan  48951

         John B. Banez                      Vice President -
         1 Corporate Way                    Systems and Programming
         Lansing, Michigan  48951

         Marianne Clone                     Vice President - Administration
         1 Corporate Way
         Lansing, Michigan 48951

         Gerald W. Decius                   Vice President -
         1 Corporate Way                    Systems Model Office
         Lansing, Michigan 48951

         Lisa C. Drake                      Vice President & Actuary
         1 Corporate Way
         Lansing, Michigan 48951

         Joseph D. Emanuel                  Vice President & Associate
         1 Corporate Way                    General Counsel
         Lansing, Michigan 48951

         Robert A. Fritts                   Vice President &
         1 Corporate Way                    Controller - Financial
         Lansing, Michigan 48951            Operations

         Victor Gallo                       Senior Vice President -
         1 Corporate Way                    Group Pension
         Lansing, Michigan 48951

         James D. Garrison                  Vice President - Tax
         1 Corporate Way
         Lansing, MI  48951

         Rhonda K. Grant                    Vice President - Government
         1 Corporate Way                    Relations
         Lansing, Michigan 48951

         Andrew B. Hopping                  Executive Vice President,
         1 Corporate Way                    Chief Financial Officer and
         Lansing, Michigan 48951            Director

         Stephen A. Hrapkiewicz             Vice President - Human
         1 Corporate Way                    Resources
         Lansing, Michigan 48951

         Cheryl Johns                       Vice President - Life Division
         1 Corporate Way
         Lansing, Michigan  48951

         Timo P. Kokko                      Vice President - Support
         1 Corporate Way                    Services
         Lansing, Michigan 48951

         Everett W. Kunzelman               Vice President - Underwriting
         1 Corporate Way
         Lansing, Michigan 48951

         Lynn W. Lopes                      Vice President - Group
         1 Corporate Way                    Pension
         Lansing, Michigan 48951

         Clark P. Manning                   President & Chief Executive Officer
         1 Corporate Way                    and Director
         Lansing, Michigan 48951

         Thomas J. Meyer                    Senior Vice President,
         1 Corporate Way                    General Counsel and
         Lansing, Michigan 48951            Secretary

         Keith R. Moore                     Vice President - Technology
         1 Corporate Way
         Lansing, Michigan 48951

         Jacky Morin                        Vice President -
         1 Corporate Way                    Group Pension
         Lansing, Michigan 48951

         P. Chad Myers                      Vice President - Asset
         1 Corporate Way                    Liability Management
         Lansing, Michigan 48951

         J. George Napoles                  Senior Vice President and
         1 Corporate Way                    Chief Information Officer
         Lansing, Michigan 48951

         Mark D. Nerud                      Vice President - Fund
         1 Corporate Way                    Accounting and Administration
         Lansing, Michigan 48951

         Bradley J. Powell                  Vice President - Institutional
         1 Corporate Way                    Marketing Group
         Lansing, Michigan 48951

         James B. Quinn                     Vice President - Broker
         1 Corporate Way                    Management
         Lansing, Michigan 48951

         Scott L. Stolz                     Senior Vice President -
         1 Corporate Way                    Administration
         Lansing, Michigan 48951

         Robert M. Tucker                   Vice President - Technical
         1 Corporate Way                    Support
         Lansing, Michigan 48951

         Connie J. Van Doorn                Vice President -
         1 Corporate Way                    Variable Annuity
         Lansing, Michigan 48951            Administration

         Michael A. Wells                   Executive Vice President
         1 Corporate Way                    and Director
         Lansing, Michigan 48951

Item 26.  Persons Controlled by or Under Common Control with the
          Depositor or Registrant.

                  State of          Control/
Company           Organization      Ownership           Principal Business

Brooke            Delaware          100%                Holding Company
Holdings, Inc.                      Holborn             Activities
                                    Delaware
                                    Partnership

Brooke            Delaware          100% Brooke         Holding Company
Finance                             Holdings, Inc.      Activities
Corporation

Brooke Life       Michigan          100% Brooke         Life Insurance
Insurance                           Holdings, Inc.
Company

Carolina          North             96.65% Jackson      Manufacturing
Steel             Carolina          National Life       Company
                                    Insurance
                                     Company

Cherrydale        Delaware          96.4% Jackson       Candy
Farms, Inc.                         National Life
                                    Insurance
                                     Company

Cherrydale        Delaware          72.5% Jackson       Holding Company
Holdings, Inc.                      National Life       Activities
                                    Insurance
                                     Company

Hermitage         Michigan          100% Jackson        Advertising Agency
Management, LLC                     National Life
                                    Insurance
                                     Company

Holborn           Delaware          80% Prudential      Holding Company
Delaware                            One Limited,        Activities
Partnership                         10% Prudential
                                    Two Limited,
                                    10% Prudential
                                    Three Limited

IFC Holdings,     Delaware          99% National        Broker/Dealer
Inc.                                Planning Holdings
                                    Inc.

Investment        Delaware          100% IFC Holdings,  Broker/Dealer
Centers of                          Inc.
America

IPM Products      Delaware          93% Jackson         Auto Parts
Group                               National Life
                                    Insurance Company

Jackson           USA               100% JNL            Savings & Loan
Federal                             Thrift
Bank                                Holdings, Inc.

Jackson           Michigan          100% Jackson        Investment Adviser,
National                            National Life       and Transfer Agent
Asset                               Insurance
Management, LLC                     Company

Jackson           Delaware          100% Jackson        Advertising/
National                            National Life       Marketing
Life                                Insurance           Corporation and
Distributors,                       Company             Broker/Dealer
Inc.

Jackson           New York          100%                Life Insurance
National                            Jackson
Life Insurance                      National Life
Company of                          Insurance
New York                            Company

JNL Investors     Massachusetts     Common Law          Investment Company
Series Trust                        Trust with
                                    contractual
                                    association
                                    with Jackson
                                    National Life
                                    Insurance
                                    Company of New
                                    York

JNL Series        Massachusetts     Common Law          Investment Company
Trust                               Trust with
                                    contractual
                                    association
                                    with Jackson
                                    National Life
                                    Insurance
                                    Company of New
                                    York

JNL Thrift        Michigan          100% Jackson        Holding Company
Holdings, Inc.                      National Life
                                    Insurance
                                     Company

JNL Variable      Delaware          100% Jackson        Investment Company
Fund LLC                            National
                                    Separate
                                    Account - I

JNL Variable      Delaware          100% Jackson        Investment Company
Fund III LLC                        National
                                    Separate
                                    Account III

JNL Variable      Delaware          100% Jackson        Investment Company
Fund IV LLC                         National
                                    Separate
                                    Account IV

JNL Variable      Delaware          100% Jackson        Investment Company
Fund V LLC                          National
                                    Separate
                                    Account V

JNLNY Variable    Delaware          100% JNLNY          Investment Company
Fund I LLC                          Separate
                                    Account I

JNLNY Variable    Delaware          100% JNLNY          Investment Company
Fund II LLC                         Separate
                                    Account II

LePages,          Delaware          100% Jackson        Adhesives
Inc.                                National Life
                                    Insurance
                                     Company

LePages           Delaware          100% Jackson        Adhesives
Management                          National Life
Co., LLC                            Insurance
                                     Company

National          Delaware          100% National       Broker/Dealer
Planning                            Planning            and Investment
Corporation                         Holdings, Inc.      Adviser

National          Delaware          100% Brooke         Holding Company
Planning                            Holdings, Inc.      Activities
Holdings, Inc.

PPM Holdings,     Delaware          100% Brooke         Holding Company
Inc.                                Holdings, Inc.

Prudential        United            100%                Holding Company
Corporation       Kingdom           Prudential
Holdings                            Corporation
Limited                             PLC

Prudential        United            Publicly            Financial
Corporation       Kingdom           Traded              Institution
PLC

Prudential        England and       100%                Holding
One Limited       Wales             Prudential          Company
                                    Corporation         Activities
                                    Holdings
                                    Limited

Prudential        England and       100%                Holding
Two Limited       Wales             Prudential          Company
                                    Corporation         Activities
                                    Holdings
                                    Limited

Prudential        England and       100%                Holding
Three Limited     Wales             Prudential          Company
                                    Corporation         Activities
                                    Holdings
                                    Limited

SII               Wisconsin         100%                Broker/Dealer
Investments,                        National
Inc.                                Planning
                                    Holdings, Inc.

Trust Centers     North Dakota      100% IFC Holdings,  Trust Company
of America                          Inc.

Item 27.  Not applicable.

Item 28.  Indemnification

     Provision is made in the Company's Amended By-Laws for indemnification by the Company of any person who was or is a party or is threatened to be made a party to a civil, criminal, administrative or investigative action by reason of the fact that such person is or was a director, officer or employee of the Company, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceedings, to the extent and under the circumstances permitted by the General Corporation Law of the State of Michigan.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriter

     (a) Jackson National Life Distributors, Inc. acts as general distributor for the Jackson National Separate Account - I. Jackson National Life Distributors, Inc. also acts as general distributor for the Jackson National Separate Account III, the Jackson National Separate Account V, the Jackson National Separate Account VI, the JNLNY Separate Account I and the JNLNY Separate Account II.

     (b) Directors and Officers of Jackson National Life Distributors, Inc.:

         Name and                           Positions and Offices
         Business Address                   with Underwriter

         Michael A. Wells                   Director
         401 Wilshire Blvd.
         Suite 1200
         Santa Monica, CA 90401

         Clark Manning                      Director
         1 Corporate Way
         Lansing, Michigan 48951

         Andrew B. Hopping                  Director, Vice President,  Treasurer
         1 Corporate Way                    and Chief Financial Officer
         Lansing, MI  48951

         Clifford J. Jack                   President and Chief
         401 Wilshire Blvd.                 Executive Officer
         Suite 1200
         Santa Monica, California 90401

         Mark D. Nerud                      Chief Operating Officer,
         225 West Wacker Drive              Vice President and Assistant
         Suite 1200                         Treasurer
         Chicago, IL 60606

         Pam Aurbach                        Vice President - Index Products
         401 Wilshire Boulevard
         Suite 1200
         Santa Monica, CA 90401

         Willard Barrett                    Senior Vice President -
         3500 S. Blvd., Ste. 18B            Divisional Director West
         Edmond, OK 73013

         Kendall Best                       Vice President - Strategic
         401 Wilshire Boulevard             Relations
         Suite 1200
         Santa Monica, CA 90401

         Sean P. Blowers                    Vice President - Thrift
         401 Wilshire Boulevard             Products and Fixed Products
         Suite 1200
         Santa Monica, CA 90401

         Barry L. Bulakites                 Senior Vice President -
         401 Wilshire Blvd.                 Divisional Director
         Suite 1200
         Santa Monica, CA 90401

         Tori Bullen                        Vice President - Institutional
         401 Wilshire Boulevard             Marketing Group
         Suite 1200
         Santa Monica, CA 90401

         Scott Coomes                       Vice President - Life Products
         401 Wilshire Boulevard
         Suite 1200
         Santa Monica, CA 90401

         Jay A. Elliott                     Senior Vice President -
         10710 Midlothian Turnpike          Division Director Northeast
         Suite 301
         Richmond, VA 23235

         Douglas K. Kinder                  Senior Vice President -
         1018 W. St. Maartens Dr.           Divisional Director Midwest
         St. Joseph, MO 64506

         Stephanee Maxwell                  Vice President - Marketing
         401 Wilshire Boulevard             Communications (Registered Products)
         Suite 1200
         Santa Monica, CA 90401

         Michael McGlothlin                 Vice President
         401 Wilshire Boulevard
         Suite 1200
         Santa Monica, CA 90401

         Christine A. Pierce-Tucker         Senior Vice President -
         401 Wilshire Boulevard             Variable Products
         Suite 1200
         Santa Monica, CA 90401

         Stephen J. Pilger                  Vice President - Key Accounts
         401 Wilshire Blvd.
         Suite 1200
         Santa Monica, CA 90401

         Bradley J. Powell                  Vice President - Institutional
         1 Corporate Way                    Marketing Group
         Lansing, Michigan 48951

         Gregory B. Salsbury                Executive Vice President -
         401 Wilshire Blvd.                 Resource Development
         Suite 1200
         Santa Monica, CA 90401

         James L. Simon                     Director of Compliance
         1 Corporate Way                    and Secretary
         Lansing, Michigan 48951

         Phil Wright                        Vice President - Marketing
         401 Wilshire Boulevard             Communications (Guaranteed Products)
         Suite 1200
         Santa Monica, CA 90401

         Scott Yessner                      Vice President - Business Solutions
         401 Wilshire Boulevard
         Suite 1200
         Santa Monica, CA 90401

         (c)


                      Net Under      Compensation
                      -writing       on
                      Discounts      Redemption
Name of Principal     and            or Annuiti       Brokerage
Underwriter           Commissions    -zation          Commissions   Compensation
-----------           -----------    -------          -----------   ------------

Jackson
National Life          Not            Not             Not           Not
Distributors, Inc.     Applicable     Applicable      Applicable    Applicable

Item 30. Location of Accounts and Records

                  Jackson National Life Insurance Company
                  1 Corporate Way
                  Lansing, Michigan 48951

                  Jackson National Life Insurance Company
                  Institutional Marketing Group Service Center
                  1 Corporate Way
                  Lansing, Michigan 48951

                  Jackson National Life Insurance Company
                  8055 East Tufts Ave., Second Floor
                  Denver, Colorado 80237

                  Jackson National Life Insurance Company
                  225 West Wacker Drive, Suite 1200
                  Chicago, IL  60606

Item 31. Management Services

                  Not Applicable

Item 32. Undertakings and Representations

                 a. Jackson National Life Insurance Company hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
          (16) months old for so long as payment under the variable annuity contracts may be accepted.

                 b. Jackson National Life Insurance Company hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

                 c. Jackson National Life Insurance Company hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

           d. Jackson National Life Insurance Company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred,and the risks assumed by Jackson National Life Insurance Company.

           e. The Registrant hereby represents that any contract offered by the prospectus and which is issued pursuant to Section 403(b)of the Internal Revenue Code of 1986 as amended, is issued by the Registrant in reliance upon,and in compliance with, the Securities and Exchange Commission's industry-wide no-action letter to the American Council of Life Insurance (publicly available November 28, 1988) which permits withdrawal restrictions to the extent necessary to comply with IRS
         Section 403(b)(11).

                                   SIGNATURES

         As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets the requirements of Securities Act Rule 485(b) for effectiveness of this Post-Effective Amendment and has caused this Post-Effective Amendment to be signed on its behalf, in the City of Lansing, and State of Michigan, on this 28th day of September, 2001.

                           Jackson National Separate Account - I
                                  (Registrant)

                           By:  Jackson National Life Insurance Company

                           By: _____/s/ Andrew B. Hopping____________*
                                    Andrew B. Hopping
                                    Executive Vice President -
                                    Chief Financial Officer and Director

                           Jackson National Life Insurance Company
                                    (Depositor)

                           By: ______/s/ Andrew B. Hopping____________*
                                     Andrew B. Hopping
                                     Executive Vice President -
                                     Chief Financial Officer and Director

         As required by the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Clark P. Manning
-----------------------------------*                          September 28, 2001
Clark P. Manning, President, Chief                            ------------------
Executive Officer and Director

/s/ Michael A. Wells
-----------------------------------*                          September 28, 2001
Michael A. Wells, Director                                    ------------------

/s/ Andrew B. Hopping
-----------------------------------*                          September 28, 2001
Andrew B. Hopping, Executive Vice President -                 ------------------
Chief Financial Officer and Director

/s/ Robert A. Fritts
-----------------------------------*                          September 28, 2001
Robert A. Fritts, Vice President                              ------------------
and Comptroller - Financial Operations

/s/ Thomas J. Meyer                                           September 28, 2001
--------------------------------------------------            ------------------
* Thomas J. Meyer, Senior Vice President, Secretary,
General Counsel and Attorney-in-Fact

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned as a director and/or officer of JACKSON NATIONAL LIFE INSURANCE COMPANY (the Depositor), a Michigan corporation, hereby appoints Andrew B. Hopping, Thomas J. Meyer and Clark P. Manning (with full power to each of them to act alone) his attorney-in-fact and agent, each with full power of substitution and resubstitution, for and in his name, place and stead, in any and all capacities, to execute, deliver and file in the names of the undersigned, any of the documents referred to below relating to the registration statement on Form N-4, under the Investment Company Act of 1940, as amended, and under the Securities Act of 1933, as amended, covering the registration of a Variable Annuity Contract issued by Jackson National Separate Account - I (the Registrant), including the initial registration statements, any amendment or amendments thereto, with all exhibits and any and all documents required to be filed with respect thereto with any regulatory authority. Each of the undersigned grants to each of said attorney-in-fact and agent, full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes as he could do in person, thereby ratifying all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

     This Power of Attorney may be executed in one or more counterparts, each of which shall be deemed to be an original, and all of which shall be deemed to be a single document.

     IN WITNESS WHEREOF, each of the undersigned director and/or officer hereby executes this Power of Attorney as of the 7th day of September 2001.


/s/ Clark P. Manning
--------------------------------------
Clark P. Manning, President, Chief
Executive Officer and Director


/s/ Michael A. Wells
--------------------------------------
Michael A. Wells, Director


/s/ Andrew B. Hopping
--------------------------------------
Andrew B. Hopping, Executive Vice President,
Chief Financial Officer and Director


/s/ Robert A. Fritts
--------------------------------------
Robert A. Fritts, Vice President
and Controller - Financial Operations

                                  EXHIBIT LIST

Exhibit
No.       Description

4.a. Specimen of the Perspective II Fixed and Variable Annuity Contract, attached hereto as EX-99.4.a.

f. Specimen of Earnings Protection Benefit Endorsement, attached hereto as EX-99.4.f.

g. Specimen of 5% Compounded Death Benefit Endorsement, attached hereto as EX-99.4.g.

h. Specimen of Combination Death Benefit Endorsement, attached hereto as EX-99.4.h

i. Specimen of Maximum Anniversary Value Death Benefit Endorsement, attached hereto as EX-99.4.i.

j. Specimen of 20% Additional Free Withdrawal Benefit Endorsement, attached hereto as EX-99.4.j.

k. Specimen of Five-Year Withdrawal Charge Schedule Endorsement, attached hereto as EX-99.4.k.

l. Specimen of 2% Contract Enhancement Endorsement, attached hereto as EX-99.4.l.

m. Specimen of 3% Contract Enhancement Endorsement, attached hereto as EX-99.4.m.

n. Specimen of 4% Contract Enhancement Endorsement, attached hereto as EX-99.4.n.

o. Specimen of 5% Contract Enhancement Endorsement, attached hereto as EX-99.4.o.

p. Specimen of Guaranteed Minimum Income Benefit Endorsement, attached hereto as EX-99.4.p.

5. Form of the Perspective II Fixed and Variable Annuity Application, attached as EX-99.5.